VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

DEC 0 8 2003

03045046

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

December 4, 2003

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the interim report 3 / 2003.

Please contact the right undersigned by calling +49-511-5604-1501 if you have any questions or comments regarding the foregoing.

Best regards,

Gabriele Bödeker

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Anke Mathews

Enclosures

12/11

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
André Arrago, Dr. Wolf Becke
Jürgen Gräber, Dr. Elke König
Dr. Michael Pickel, Ulrich Wallin

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

Interim Report 3/2003

hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2003 1.1.–30.6.	2003 1.7.–30.9.	2003 +/- previous year	2003 1.1.–30.9.	2003 +/- previous year	2002 1.7.–30.9.	2002 1.1.–30.9.
Gross written premiums	5 977.5	2 894.8	(2.7%)	8 872.3	(2.8%)	2 974.1	9 128.4
Net premiums earned	3 638.9	2 270.1	+13.2%	5 909.0	+10.8%	2 005.1	5 332.6
Net underwriting result	(133.3)	17.6	(126.6%)	(115.7)	+21.3%	(66.2)	(95.4)
Net investment income	486.2	230.6	+18.8%	716.8	+24.9%	194.0	574.1
Operating profit (EBIT)	285.2	213.0	+213.5%	498.2	+41.5%	67.9	352.2
Net income (after tax)	162.4	94.2	+53.2%	256.6	+23.5%	61.5	207.8
Policyholders' surplus	3 365.5			3 550.0	+20.1%		2 955.4
Total stockholders' equity	2 107.9			2 330.1	+30.4%		1 787.1
Minority interests	440.9			411.1	+37.6%		298.7
Hybrid capital	816.7			808.8	(7.0%)		869.6
Investments (without funds held by ceding companies)	13 292.2			14 450.4	+15.0%		12 562.6
Total assets	34 264.9			35 208.8	+5.9%		33 238.7
Earnings per share in EUR	1.65	0.78		2.43		0.63	2.14
Book value per share in EUR	19.72	19.32		19.32		18.39	18.39
Return on equity (after tax)*	16.9%	17.0%		16.8%		14.3%	16.0%
Retention	69.8%	73.4%		71.0%		72.2%	66.8%
Combined ratio (property and casualty reinsurance)	98.6%	94.9%		97.2%		94.3%	95.1%

* *Annualised*

Dear shareholders,
Ladies and Gentlemen,



2003 promises to be an excellent year. As at 30 September we continued the success of the preceding quarters. Hallmarks of the third quarter were the sustained very favourable state of reinsurance markets as well as a stabilising trend on capital markets. We made the most of our opportunities and again generated a very good result.

In the first nine months of 2003 your company generated an operating profit (EBIT) in the order of half a billion euros (EUR 498.2 million). This corresponds to an increase of 41.5% on the previous year (EUR 352.2 million) and even surpasses comfortably the record operating profit for the entire 2002 financial year (EUR 470.9 million). In view of the tax regulations that are emerging in Germany, we unfortunately posted significantly higher tax expenditure. Net income after taxes nevertheless also climbed by almost EUR 50 million or 23.5% to EUR 256.6 million. For you, this means earnings of EUR 2.43 per share as at 30 September 2003 (previous year: EUR 2.14). The book value per share increased in the course of the year by 7.9% to EUR 19.32 (31.12.2002: EUR 17.90).

In the first nine months, just as was the case in the first half-year, each of our four business groups made a substantial contribution to the overall Group result. *Property and casualty reinsurance* remains our largest business group. In the third quarter it delivered another outstanding result, with the combined ratio over the year continuing to improve to reach 97.2% as at 30 September: this important ratio stood at 94.9% in the third quarter. Property and casualty reinsurance is still benefiting from very adequate terms and conditions; after many years of fierce competition, profit margins are currently highly attractive. In our growth markets, such as US casualty business, we are actually witnessing further improvements. As an additional factor, our burden of catastrophe losses this year – at 2.6 percentage points of net premiums earned – remained below average. The total amount of catastrophe losses after nine months stood at EUR 68.6 million, of which EUR 47.3 million was attributable to the third quarter. In this context the two hurricanes "Fabian" and "Isabel" should be mentioned, which caused considerable damage in September in Bermuda and on the East Coast of the United States. The net profit in property and casualty reinsurance totalled EUR 137.4 million, an improvement of 2.2% over the already very good level of the previous year (EUR 134.5 million).

The other three business groups similarly delivered exceptionally gratifying profit contributions in the first nine months, all of which were significantly higher than in the previous year. *Life and health reinsurance* generated

EUR 22.1 million (+ 23.9%), *financial reinsurance* EUR 57.1 million (+ 90.3%) and *program business* EUR 40.0 million (+ 56.9%).

Net investment income was also substantially boosted. In this respect, our decision to systematically take the required write-downs in 2002 and the first quarter of 2003 has proven justified. With a gain of 24.9% compared to the same period of the previous year, we achieved net investment income of EUR 716.8 million (EUR 574.1 million) as at 30 September. The mood on capital markets was in fact exceptionally friendly in the third quarter. In the quarter just-ended, we thus only needed to take modest write-downs on securities of EUR 8.8 million, and we were highly satisfied with our good level of ordinary income.

The Hannover Re share also benefited from the bright mood on the stock market in the third quarter; it gained around 11% in value between the beginning of July and mid-November. Yet, we are in no way satisfied with this performance. In our assessment, the Hannover Re share remains heavily undervalued at a price of around EUR 25. Using the analysts' current consensus profit estimate for 2004 as a basis, this price corresponds to a price/earnings ratio of around 8. It is my firm conviction that this is far from reflecting our substantially above-average business development and our return on equity, which stood at 16.8% as at 30 September. We shall continue to do everything in our power to improve the value of your company through consistent, above-average profitability.

I would like to express my thanks – as always also on behalf of my colleagues on the Executive Board – for the trust that you place in our efforts.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl Hannover	Chairman
Dr. Paul Wieandt Hof/Saale	Deputy Chairman
Herbert K. Haas Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller* Hannover	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Dipl.-Ing. Hans-Günter Siegerist* Nienstädt	
Dr. Klaus Sturany Essen	
Bodo Uebber Berlin (since 25 September 2003)	

**Staff representative*

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

THE HANNOVER RE SHARE

The consistent recovery on capital markets was sustained in the third quarter of the current financial year. From the beginning of July to the end of September 2003 German equities again significantly outperformed the international benchmark indices: while the Dow Jones put on around 9% and the Euro Stoxx 50 gained roughly 7%, the Dax (+ 14%), MDax (+ 24%) and CDax Insurance Stocks (+ 25%) rose considerably more strongly. The rally of the previous quarter was thus surpassed and the lows recorded on 12 March of this year were left well behind.

Performance of the Hannover Re share compared with standard benchmark indices


in %
160
140
120
100
80
60
40
2 January 2003
31 January 2003
28 February 2003
31 March 2003
30 April 2003
30 May 2003
30 June 2003
31 July 2003
29 August 2003
30 September 2003
31 October 2003
14 November 2003
Hannover Re share
Dax
CDax for insurance stocks
MDax

In the period until mid-November our share, too, profited from the renewed confidence in the capital markets and the return of liquidity. Reaching a price of around EUR 25, it moved upwards by a good 11% relative to the beginning of July. On 8 September, shortly after publication of our semi-annual results, the Hannover Re share climbed to its quarterly high of EUR 26.51, a figure only marginally below its highest level for the year to date of EUR 26.75.

The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index


in %
140
120
100
80
60
2 January 2003
31 January 2003
28 February 2003
31 March 2003
30 April 2003
30 May 2003
30 June 2003
31 July 2003
29 August 2003
30 September 2003
31 October 2003
14 November 2003
Hannover Re share
Unweighted "Reactions" World Reinsurance Index

On a year-to-year basis, however, our share was unable to keep pace with the benchmark we use for comparisons, the "Reactions" World Reinsurance Index*.

Based on the consensus profit estimates for 2004, the current share price of around EUR 25 produces a price-earnings (P/E) ratio of roughly 8. Despite the modestly positive trend recorded by the Hannover Re share in the third quarter, the valuation of our company is thus still far from fair. Our above-average profitability and Hannover Re's excellent market positioning are both not as yet adequately reflected in the share price.

Share information

in EUR	30.9.2003	2002	2001	2000	1999	1998
Earnings per share [1]	2.43	2.75	0.11	4.13	2.29	1.94
Dividend per share	–	0.85	–	0.77[2]	0.68	0.65
Corporation-tax credit	–	–	–	0.36	0.29	0.08
Gross dividend	–	0.85	–	1.21[3]	0.97	0.73

[1] *For previous years stock split of 15 July 2002 in a ratio of 3 for 1 taken into account*
[2] *On each for the year 2000 fully paid-up share*
[3] *Incl. bonus of EUR 0.08*

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	71.8% Talanx AG (directly and via subsidiaries HDI Verwaltungs-Service AG as well as Erste and Zweite HDI Beteiligungsgesellschaft mbH) 28.2% free float
Capital measure of 12 June 2003:	Capital increase against cash through issuance of 9,716,392 new shares in conjunction with a capital increase against contribution in kind through issuance of 13,716,814 new shares to Talanx AG which contributed its shares in HDI Re (Ireland) Ltd. (with commercial effect as at 1 July 2003)
Common stock as at 28 October 2003:	EUR 120,597,134.00
Number of shares as at 28 October 2003:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 September 2003:	EUR 2,759.3 million

* *The unweighted "Reactions" World Reinsurance Index combines all exchange-listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price, which on a three-year moving average surpasses the performance of this benchmark.*

BUSINESS DEVELOPMENT

We are highly satisfied with the development of business in the first nine months of 2003. In the third quarter of the year under review we seamlessly built upon the very good results of the first half-year and thus again vigorously boosted the Group result compared to the same period of the previous year – for the eighth time in succession. This achievement was made possible by the sustained very favourable state of the reinsurance markets, whose inherent potential we continued to optimally exploit thanks to our consistent cycle management.

As was the case in the first half of the year under review, gross premium income declined slightly in the first nine months. This was due primarily to the relative appreciation of the euro against the US dollar in a year-to-year comparison. Furthermore, the strategic course adjustments that we made in property and casualty reinsurance continued to be an influencing factor in the third quarter. Gross written premiums across all business groups totalled EUR 8,872.3 million (EUR 9,128.4 million) as at 30 September, a slight decline of 2.8%. Had it not been for the upward revaluation of the euro, especially against the US dollar, consolidated gross premium income would have grown by 8.7% year-on-year. Net premiums earned moved contrary to gross written premiums, rising by 10.8% to EUR 5,909.0 million (EUR 5,332.6 million) as the level of retained premiums climbed to 71.0% (66.8%). Investment income developed in line with expectations; most notably, in the third quarter, too, no significant write-downs were taken on investments.

We boosted the operating profit (EBIT) as at September 2003 by 41.5% to EUR 498.2 million (EUR 352.2 million). Consolidated net income totalled EUR 256.6 million, an increase of 23.5% compared to the same period of the previous year (EUR 207.8 million). This corresponded to earnings of EUR 2.43 (EUR 2.14) per share, an improvement of 13.6%.

As a consequence of the capital increase in June and the surpluses generated as at the end of the third quarter stockholders' equity increased to EUR 2,330.1 million, an improvement of 34.0% relative to the position at the beginning of the financial year (EUR 1,739.5 million). Due to the increase in the level of retained premiums and the restructuring of the HDI Group's reinsurance, the reinsurance recoverables on unpaid claims decreased as anticipated. They contracted by 13.0% from EUR 6,179.9 million as at the beginning of the financial year to EUR 5,379.4 million as at 30 September. We are thus well on the way to achieving our stated aim of systematically reducing this item by one-third – based on the level as at year-end 2002 – by the year 2005.

Property and casualty reinsurance

Traditionally, few treaties come up for renewal in the third quarter in property and casualty reinsurance business. Consequently, there is only a limited number of observations that can be drawn upon to make pronouncements based on hard facts about the state and tendency of the market. Nevertheless, one conclusion that can be drawn from the annual meetings of reinsurers in Monte Carlo and Baden-Baden is that the business climate for property and casualty reinsurers remains exceptionally favourable. This is reflected in risk-adequate and profitable prices in all lines of business. Indeed, in certain segments, such as US casualty business, further price increases beyond the level of the first half-year were actually observed. In this advantageous market situation we improved our results, although gross premium income in property and casualty reinsurance over the first nine months was – as in the first half-year – appreciably lower.

As at 30 September the relative appreciation of the euro compared to the same period of the previous year – especially against the US dollar – was the principal reason for the decline of 15.5% in gross written premiums to EUR 4,041.6 million (EUR 4,782.7 million). Had it not been for this currency effect the decrease would

have been a mere 8.4%. Two additional factors play a role on the underwriting side – as already at the end of the first half-year – and were crucial to the reduction in gross premium income from property and casualty reinsurance: since 1 January 2003 we no longer automatically assume the entire reinsurance business of HDI, only to subsequently place the portions that exceed our own risk appetite on the retrocession market. Instead, as HDI's preferred reinsurer, Hannover Re only accepts those volumes that we wish to run in our retention. The second reason for the reduction in gross premiums is the continuing successful application of our "More from less" initiative, under which we have striven since the turn of the year to concentrate even more closely than before on the most profitable market segments in property and casualty reinsurance. Net premiums earned after retrocessions and deferred premiums amounted to EUR 2,638.7 million (EUR 2,867.2 million) after the first nine months, a relatively modest decrease of 8.0% due to the higher level of retained premiums.

We are satisfied with the claims situation in the first nine months of the year under review. The proportion of catastrophe losses relative to our net premiums earned stood at 2.6% (EUR 68.6 million) as at 30 September. Although this figure is higher than in the first half-year, it remains well below the multi-year average of roughly 5%. Hannover Re incurred two new natural catastrophe losses in the third quarter, namely the hurricanes "Fabian" and "Isabel" with a provisional total loss amount of EUR 47.3 million (for gross and net account). This corresponds to 4.8% of net premiums earned in the third quarter. "Fabian" swept across Bermuda and the East Coast of the southern United States, causing estimated insured losses of USD 300-350 million (Hannover Re's share: EUR 25.1 million). The insured damage caused by "Isabel" in the eastern parts of the USA is put at USD 500–1,000 million (Hannover Re's share: EUR 22.2 million).

The combined ratio in the first nine months of the year under review stood at 97.2%, a figure 2.1 percentage points higher than in the previous year (95.1%). The higher level relative to the previous year was due primarily to the larger proportion of long-tail US casualty business in the total premium for 2003. This business normally leads to high reserves in the year when it is first written and hence produces an increased combined ratio. As in the past and in accordance with our standard practice, we established conservatively calculated reserves for new business written. The third quarter – in common with previous quarters – did not give rise to any need to constitute additional reserves for earlier underwriting years. The underwriting result of EUR 73.8 million posted in the first nine months of the year under review was 47.1% lower than in the previous year (EUR 139.5 million). However, this in no way indicates a deterioration in the quality of the business; rather, it is a logical consequence of our adjusted business mix, most notably our increased participation in casualty business.

The gratifying investment income recorded in the third quarter helped us to grow our operating profit (EBIT) as at 30 September by 27.8% to EUR 304.0 million (previous year: EUR 237.9 million). Despite significantly higher tax expenditure, the net income in the first nine months of the year under review was also boosted by 2.2% to EUR 137.4 million (EUR 134.5 million). The property and casualty reinsurance business group thus contributed earnings of EUR 1.30 (EUR 1.38) per share to the Group's nine-month result, a decrease of 5.8%.

Key figures for property and casualty reinsurance

in EUR million	2003 1.1.–30.6.	2003 1.7.–30.9.	2003 +/- previous year	2003 1.1.–30.9.	2003 +/- previous year	2002 1.7.–30.9.	2002 1.1.–30.9.
Gross written premiums	2 659.2	1 382.4	(4.6%)	4 041.6	(15.5%)	1 448.5	4 782.7
Net premiums earned	1 650.5	988.2	(4.8%)	2 638.7	(8.0%)	1 037.8	2 867.2
Underwriting result	23.2	50.6	(14.5%)	73.8	(47.1%)	59.2	139.5
Operating profit (EBIT)	182.6	121.4	+191.4%	304.0	+27.8%	41.7	237.9
Net income (after tax)	101.3	36.1	(17.8%)	137.4	+2.2%	43.8	134.5
Earnings per share in EUR	1.03	0.30		1.30		0.45	1.38
Retention	69.1%	70.4%		69.5%		71.6%	69.0%
Combined ratio	98.6%	94.9%		97.2%		94.3%	95.1%

Life and health reinsurance

Life and health reinsurance developed in line with our strategic targets and planning during the first nine months of the year under review. Gross written premiums as at 30 September amounted to EUR 1,669.4 million, a modest improvement of 3.4% on the previous year's figure of EUR 1,614.3 million. Life and health reinsurance was similarly impacted by the strength of the euro against the major foreign currencies. Had it not been for this effect, gross premiums would have grown by as much as 15.0%. Despite adverse currency effects, net premiums earned climbed by 1.5% to EUR 1,390.7 million (EUR 1,369.9 million). We were highly satisfied to note that the operating profit (EBIT) of EUR 48.9 million surpassed the previous year's figure (EUR 26.1 million) by 87.6%. Improvements in the underwriting experience – especially in US health business as a consequence of the drastic rehabilitation of the portfolios in previous years – contributed greatly to this. Of crucial significance was the investment income, which was 4.8% higher than in the previous year – largely due to lower write-downs on securities. Although net income rose less sharply as at 30 September due to increased tax expenditure incurred by the German operations, it nevertheless showed a very good improvement of 23.9% to reach EUR 22.1 million (EUR 17.9 million). The profit contribution delivered by life and health reinsurance thus improved by 16.7% per share, to EUR 0.21 (EUR 0.18).

Key figures for life and health reinsurance

in EUR million	2003 1.1.–30.6.	2003 1.7.–30.9.	2003 +/- previous year	2003 1.1.–30.9.	2003 +/- previous year	2002 1.7.–30.9.	2002 1.1.–30.9.
Gross written premiums	1 090.2	579.2	+12.3%	1 669.4	+3.4%	515.8	1 614.3
Net premiums earned	865.9	524.8	(8.4%)	1 390.7	+1.5%	572.7	1 369.9
Operating profit (EBIT)	23.8	25.1	+597.2%	48.9	+87.6%	3.6	26.1
Net income (after tax)	12.0	10.1	+304.0%	22.1	+23.9%	2.5	17.9
Earnings per share in EUR	0.12	0.08		0.21		0.03	0.18
Retention	79.1%	90.7%		83.2%		110.2%	85.5%

Financial reinsurance

The consistently favourable development of financial reinsurance throughout the Group continued in the third quarter of 2003. Thus this business group is a segment that has through the first nine months of the year outperformed what was planned by far. Gross written premiums climbed by 67.0% as at 30 September to reach EUR 1,223.4 million (EUR 732.6 million), a figure almost equivalent to the gross premium of the entire 2002 year (EUR 1,242.6 million). In financial reinsurance, too, the growth after nine months would have been substantially greater – as much as 88.8% higher – had exchange rates against the euro remained stable. The sustained vigorous demand for solvency-supporting quota share arrangements accounts for a not insignificant share of the premium growth. As an additional factor, the financial reinsurance business of the HDI Re, which we acquired as a contribution in kind from HDI as part of the capital increase on 12 June 2003, was transferred with effect from 1 July 2003. What is more, the third quarter also witnessed our first transaction in East Asia and numerous other successes in Eastern Europe. With the level of retained premiums higher than in the previous year at 98.1% (91.8%), the rise in net premiums earned of 111.0% to EUR 1,089.7 million (EUR 516.5 million) was more marked than the growth in gross premiums.

Thanks to a substantially improved underwriting result, the operating profit (EBIT) increased even more sharply than the premium volume, growing by 126.3% to EUR 90.3 million (EUR 39.9 million). After taxes this translated into net income of EUR 57.1 million as at 30 September, a figure 90.3% higher than in the comparable period of the previous year (EUR 30.0 million). The profit contribution per share in financial reinsurance thus amounted to EUR 0.54, 74.2% more than in the previous year (EUR 0.31).

Key figures for financial reinsurance

in EUR million	2003					2002	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premiums	923.3	300.1	+31.7%	1 223.4	+67.0%	227.9	732.6
Net premiums earned	644.7	445.0	+110.3%	1 089.7	+111.0%	211.6	516.5
Operating profit (EBIT)	37.8	52.5	+378.2%	90.3	+126.3%	11.0	39.9
Net income (after tax)	24.9	32.2	+256.7%	57.1	+90.3%	9.0	30.0
Earnings per share in EUR	0.25	0.27		0.54		0.09	0.31
Retention	96.4%	103.4%		98.1%		99.9%	91.8%

Program business

In the third quarter of 2003, program business again followed up on the successes of the preceding quarters. This demonstrates that the restructuring and the higher retention thereby made possible at our subsidiary Clarendon, the market leader in US program business, were the right steps to take.

Gross written premiums in the first nine months of the year under review fell slightly by 3.0% to EUR 1,938.0 million (EUR 1,998.8 million). Had it not been for the upward revaluation of the euro, however, growth of 15.4% would have been generated. As a consequence of a significant planned increase in the level of retained premiums – from 37.5% in the same period of the previous year to 46.4% as at 30 September of this year – net premiums earned climbed by 36.5% to EUR 789.9 million (EUR 578.9 million). The increase of 3.4 percentage points in the com-

bined ratio to 96.3% (92.9%) was due chiefly to the higher retention and the associated lower commission income.

Improved investment income also helped us to boost the operating profit (EBIT) as at 30 September by 13.7% to EUR 54.9 million (EUR 48.3 million). The growth in net income generated from program business was even more impressive: the latter amounted to EUR 40.0 million (EUR 25.5 million) after nine months, a rise of 56.9%. Program business thus contributed earnings of EUR 0.38 (EUR 0.26) per share to the Group result.

Key figures for program business

in EUR million	2003					2002	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premiums	1 304.9	633.1	(19.0%)	1 938.0	(3.0%)	782.0	1 998.8
Net premiums earned	477.7	312.2	+70.6%	789.9	+36.5%	183.0	578.9
Underwriting result	28.6	0.5	(92.2%)	29.1	(29.7%)	5.1	41.4
Operating profit (EBIT)	41.2	13.7	+19.1%	54.9	+13.7%	11.5	48.3
Net income (after tax)	24.1	15.9	+156.5%	40.0	+56.9%	6.2	25.5
Earnings per share in EUR	0.25	0.13		0.38		0.06	0.26
Retention	44.7%	49.7%		46.4%		40.0%	37.5%
Combined ratio	94.0%	99.9%		96.3%		97.3%	92.9%

Net investment income

In what was a relatively quiet third quarter – at least as regards the capital market – our asset portfolio developed favourably in a bright market climate. Our results after the first nine months of the year under review thus remained entirely according to plan. Minimal write-downs on securities of EUR 8.8 million were necessary in the third quarter, following EUR 5.0 million in the second and EUR 75.3 million in the first quarter. Compared to the previous year, total write-downs on securities as at 30 September were reduced by 25.8% to EUR 89.1 million (EUR 120.0 million).

Back in the second quarter, we had already begun to slightly increase our equity allocation. In the third quarter, we again extended the duration of the bond portfolio. At the beginning of July, we invested free liquidity in Euro Stoxx 50 equities, as a result of which the equity allocation of exchange-listed stocks stood at 6.2% as at 30 September. In September, we slightly increased the duration of the bond portfolio to 3.7 against the backdrop of declining yields. Losses on the disposal of investments in the first nine months of the year under review amounted to EUR 72.5 million (EUR 88.3 million) and were more than offset by the realised profits of EUR 149.0 million (EUR 110.8 million).

In the third quarter of the current financial year high interest on reinsurance deposits and enlarged asset volumes again contributed to the favourable development of ordinary income, which climbed by 6.1% to EUR 771.8 million (EUR 727.8 million) despite the low returns on some securities. We were therefore highly satisfied with the increase of 24.9% in net investment income to EUR 716.8 million as at 30 September (EUR 574.1 million), a figure entirely in line with our annual planning.

Outlook

In 2003 Hannover Re has again developed very favourably to date in a generally positive market climate, and it is our expectation that this trend will be sustained in the fourth quarter.

Our largest business group, *property and casualty reinsurance*, remains extremely profitable. The positive trend of the first three quarters should be sustained provided there are no extraordinary catastrophe loss developments in the fourth quarter. For the entire year 2003, we therefore expect a combined ratio of less than 100%, despite the strains associated with the higher proportion of casualty business. Initial pointers to the 2003/04 renewal season suggest that rates and conditions in almost all areas of property and casualty reinsurance will again be risk-adequate and profitable in 2004. Furthermore, we expect prices to continually rise, including for example in US casualty business – an area where we shall further step up our acceptances.

Gross written premiums as at year-end – as already evident from the quarterly development – will be well below the level of the previous year due to currency influences and our strategic reorientation. The decline in net premiums will be less marked owing to our higher retention. We see excellent prospects to close 2003 in property and casualty reinsurance with a very good profit contribution that should comfortably surpass the level of the previous year.

In *life and health reinsurance* we anticipate – in view of the sustained strength of our balance sheet currency – gross premium income largely on a par with the previous year, while the operating profit (EBIT) and net income are forecast to surpass the level of 2002. The fourth quarter should generate a gratifying contribution in this respect. For 2004 conditions on the international life reinsurance markets again appear promising for our company. Consequently, despite modest premium growth, we nevertheless anticipate double-digit growth rates in EBIT and net income for the year.

In *financial reinsurance*, we expect the position at year-end to be similar to the picture already emerging as at 30 September: clear double-digit growth in gross premium income and a sharply higher profit contribution compared to the previous year.

In *program business*, our organisational changes – particularly at Clarendon – have proven their worth in practice. The results of the 2003 underwriting year are gratifying and entirely within the bounds of our planning. Our level of retained premiums will remain high as at year-end, and with gross premiums unchanged year-on-year we anticipate net income at least on a par with the previous year.

The performance of our *investments* will be dominated this year by two opposing trends: considerable asset volumes as a consequence of strong underwriting cash flows, on the one hand, and low returns on the capital markets, on the other. Since we expect these effects to cancel each other out, ordinary income will be roughly on a par with the previous year. Our decision to take the necessary write-downs on our – comparatively low – equity holdings systematically throughout 2002 and in the first quarter of 2003 has proven correct. As long as there are no renewed major price slumps on the international capital markets, we expect to record a balanced extraordinary result as at year-end. Our net investment income for the year as a whole should therefore be significantly higher than the level of the previous year.

Prospects for the Group

In view of the developments in the first nine months and the expectations described above, we raise our profit forecast for the 2003 financial year to around EUR 350 million (around EUR 3.20 per share), provided there are no unforeseen substantial adverse movements on capital markets and no accumulation of catastrophe losses significantly in excess of the multi-year average. This would be the best result in the company's history. Gross premium income is forecast to fall somewhat short of the previous year.

CONSOLIDATED QUARTERLY ACCOUNTS

of Hannover Re

CONSOLIDATED BALANCE SHEET
as at 30 September 2003

Assets *Figures in EUR thousand*	*30.9.2003*	*31.12.2002*
Fixed-income securities – held to maturity	340 358	356 333
Fixed-income securities – available for sale	10 905 168	9 140 755
Equity securities – available for sale	879 288	717 745
Equity securities – trading	22 420	5 493
Real estate	250 660	265 858
Other invested assets	637 956	676 563
Short-term investments	871 397	874 027
Total investments without cash	13 907 247	12 036 774
Cash	543 110	671 866
Total investments and cash	14 450 357	12 708 640
Prepaid reinsurance premiums	697 222	739 487
Reinsurance recoverables on benefit reserve	295 258	489 784
Reinsurance recoverables on unpaid claims	5 379 357	6 179 896
Reinsurance recoverables on other reserves	26 180	41 902
Deferred acquisition costs	1 762 787	1 321 961
Accounts receivable	3 887 869	3 809 631
Funds held by ceding companies	8 010 842	7 597 206
Goodwill	215 649	233 883
Other assets	280 561	280 893
Accrued interest and rent	202 766	175 688
	35 208 848	33 578 971

Liabilities Figures in EUR thousand	30.9.2003	31.12.2002
Loss and loss adjustment expense reserve	19 870 257	18 836 651
Policy benefits for life and health contracts	4 180 019	4 136 701
Unearned premium reserve	2 719 840	2 411 591
Provisions for contingent commission	136 445	143 120
Other technical provisions	4 473	7 870
Reinsurance payable	1 821 475	1 936 514
Funds held under reinsurance treaties	1 034 735	1 630 200
Contract deposits	338 881	184 884
Minorities	411 147	400 426
Other liabilities	584 509	480 540
Taxes	177 915	110 311
Provision for deferred taxes	790 284	742 078
Notes payable	691 207	698 792
Surplus debenture	117 597	119 831
Total liabilities	32 878 784	31 839 509
Stockholders' equity		
Common stock	120 597	97 164
Nominal value 120 597 Authorised capital 25 067		
Additional paid-in capital	764 199	374 451
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	140 345	43 127
Cumulative foreign currency conversion adjustment, net of deferred taxes	(307 147)	(100 276)
Other changes in cumulative comprehensive income	(29 567)	(54 295)
Total comprehensive income	(196 369)	(111 444)
Retained earnings		
Beginning of period	1 379 291	1 243 334
Net income	256 576	267 172
Dividend paid	(82 589)	–
Other changes	88 359	(131 215)
	1 641 637	1 379 291
Total stockholders' equity	2 330 064	1 739 462
	35 208 848	33 578 971

CONSOLIDATED STATEMENT OF INCOME
for the period 1 January to 30 September 2003

Figures in EUR thousand	1.7.–30.9.2003	1.1.–30.9.2003	1.1.–30.9.2002
Gross written premiums	2 894 772	8 872 298	9 128 374
Ceded written premiums	770 801	2 575 253	3 029 713
Change in gross unearned premiums	135 030	(410 469)	(839 899)
Change in ceded unearned premiums	11 099	22 382	73 791
Net premiums earned	2 270 100	5 908 958	5 332 553
Ordinary investment income	245 714	771 829	727 770
Realised gains on investments	61 500	148 960	110 843
Realised losses on investments	55 740	72 508	88 317
Unrealised gains and losses on investments	11 935	8 007	(17 603)
Other investment expense/depreciations	32 879	139 533	158 566
Net investment income	230 530	716 755	574 127
Other technical income	656	18 821	18 879
Total revenues	2 501 286	6 644 534	5 925 559
Claims and claims expenses	1 646 773	4 521 659	4 017 328
Change in policy benefits for life and health contracts	109 666	316 726	216 772
Commission and brokerage	428 087	951 481	955 737
Other acquisition costs	(4 062)	1 564	6 870
Other technical expenses	30 642	83 681	82 253
Administrative expenses	42 016	168 342	167 832
Total technical expenses	2 253 122	6 043 453	5 446 792
Other income and expenses	(35 244)	(102 920)	(126 603)
Operating profit (EBIT)	212 920	498 161	352 164
Interest on hybrid capital	13 382	40 308	45 248
Net income before taxes	199 538	457 853	306 916
Taxes	130 177	198 776	84 002
Minority interest	24 841	(2 501)	(15 117)
Net income	94 202	256 576	207 797

Figures in EUR thousand	1.7.–30.9.2003	1.1.–30.9.2003	1.1.–30.9.2002
Other comprehensive income			
Net unrealised appreciation/depreciation of investments	(42 282)	97 218	45 178
Cumulative foreign currency conversion adjustments	(42 452)	(206 871)	(28 073)
Other comprehensive income	19 716	24 728	(28 562)
Net comprehensive income	29 184	171 651	196 340
Earnings per share			
Earnings per share in EUR	0.78	2.43	2.14

CASH FLOW STATEMENT

as at 30 September 2003

Figures in EUR thousand	1.1.–30.9.2003	1.1.–30.9.2002
I. Cash flow from operating activities		
Consolidated net income (after tax)	256 576	207 797
Appreciation/depreciation	115 429	139 984
Net realised gains and losses on investments	(76 452)	(22 526)
Amortisation of investments	3 271	(9 067)
Minority interest	2 501	15 117
Changes in funds held	(700 182)	(603 760)
Changes in prepaid reinsurance premiums (net)	345 479	672 111
Changes in tax assets/provisions for taxes	157 146	49 023
Changes in benefit reserves (net)	436 978	(25 462)
Changes in claims reserves (net)	1 652 835	1 502 017
Changes in deferred acquisition costs	(329 803)	(125 292)
Changes in other technical provisions	5 621	32 696
Changes in clearing balances	(323 095)	(533 148)
Changes in other assets and liabilities (net)	78 223	(68 352)
Cash flow from operating activities	1 624 527	1 231 138
II. Cash flow from investing activities		
Fixed income securities – held to maturity		
Maturities	30 678	3 317
Purchases	(15 000)	(122 969)
Fixed income securities – available for sale		
Maturities, sales	3 743 411	2 685 114
Purchase	(5 790 625)	(3 505 751)
Equity securities – available for sale		
Sales	138 316	306 546
Purchases	(376 764)	(213 233)
Other invested assets		
Sales	80 530	101 773
Purchases	(73 364)	(173 580)
Affiliated companies and participating interests		
Sales	2 825	17 733
Acquisitions	(7 457)	(15 866)
Real estate		
Sales	820	–
Acquisitions	(524)	(1 701)
Short-term investments		
Changes	174 012	(437 670)
Other changes (net)	(20 799)	(58 893)
Cash flow from investing activities	(2 113 941)	(1 415 180)

Figures in EUR thousand	1.1.–30.9.2003	1.1.–30.9.2002
III. Cash flow from financing activities		
Inflows from capital increases	219 590	–
Inflow from capital increase through contribution in kind	11 402	–
Net changes in contract deposits	153 852	(75 448)
Dividend paid	(82 589)	–
Changes in notes payable	30 086	–
Other changes	(4 338)	–
Cash flows from financing activities	328 003	(75 448)
IV. Exchange rate differences on cash	32 655	46 562
Change in cash and cash equivalents (I.+II.+III.+IV.)	(128 756)	(212 928)
Cash and cash equivalents at the beginning of the period	671 866	830 659
Change in cash and cash equivalents according to cash flow statement	(128 756)	(212 928)
Cash and cash equivalents at the end of the period	543 110	617 731
Income taxes	(31 222)	(21 388)
Interest paid	(77 014)	(92 678)

SEGMENTAL REPORT

as at 30 September 2003

In the following table we have allocated the underwriting assets and liabilities as at 30 September 2003 and 31 December 2002 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	30.9.2003	31.12.2002	30.9.2003	31.12.2002
Assets				
Prepaid reinsurance premiums	238 774	94 365	1 508	1 523
Deferred acquisition costs (net)	211 694	250 988	1 394 354	963 961
Reinsurance recoverables on benefit reserves	–	–	295 258	489 784
Reinsurance recoverables in incurred claims and others	2 601 185	3 073 835	99 956	112 513
Funds held by ceding companies	200 796	252 479	3 304 853	3 329 560
Total underwriting assets	3 252 449	3 671 667	5 095 929	4 897 341
Liabilities				
Loss and loss adjustment expense reserve	8 981 064	8 954 985	988 084	934 142
Policy benefits for life and health contracts	–	–	4 180 019	4 136 701
Unearned premium reserve	1 278 792	1 124 308	17 653	21 522
Other technical provisions	95 633	110 872	28 324	20 437
Funds held under reinsurance treaties	624 654	986 831	204 933	343 819
Total underwriting liabilities	10 980 143	11 176 996	5 419 013	5 456 621

Financial reinsurance		Program business		Total	
30.9.2003	31.12.2002	30.9.2003	31.12.2002	30.9.2003	31.12.2002
15 420	86	441 520	643 513	697 222	739 487
47 952	25 604	108 787	81 408	1 762 787	1 321 961
–	–	–	–	295 258	489 784
473 162	632 218	2 231 234	2 403 232	5 405 537	6 221 798
4 504 580	4 012 475	613	2 692	8 010 842	7 597 206
5 041 114	4 670 383	2 782 154	3 130 845	16 171 646	16 370 236
6 512 154	5 544 198	3 388 955	3 403 326	19 870 257	18 836 651
–	–	–	–	4 180 019	4 136 701
335 448	103 913	1 087 947	1 161 848	2 719 840	2 411 591
16 273	19 681	688	–	140 918	150 990
18 838	24 164	186 310	275 386	1 034 735	1 630 200
6 882 713	5 691 956	4 663 900	4 840 560	27 945 769	27 166 133

SEGMENTAL REPORT
as at 30 September 2003

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	1.1.–30.9.2003	1.1.–30.9.2002	1.1.–30.9.2003	1.1.–30.9.2002
Gross written premiums	4 041 605	4 782 744	1 669 355	1 614 311
Net premiums earned	2 638 679	2 867 216	1 390 676	1 369 943
Claims and claims expenses	2 031 737	2 076 782	856 711	866 255
Change in policy benefits for life and health contracts	–	–	(316 726)	(216 772)
Commission and brokerage and other technical expenses	456 164	577 508	273 345	361 830
Investment income	305 351	189 989	152 083	145 073
Administrative expenses	76 978	73 433	36 100	28 226
Other income and expenses	(75 127)	(91 599)	(10 993)	(15 876)
Operating profit (EBIT)	304 024	237 883	48 884	26 057
Interest on hybrid capital	26 879	34 503	4 985	4 182
Net income before taxes	277 145	203 380	43 899	21 875
Taxes	140 803	60 241	21 315	3 776
Minority interest	1 032	(8 675)	(467)	(246)
Net income	137 374	134 464	22 117	17 853

Financial reinsurance		Program business		Total	
1.1.–30.9.2003	1.1.–30.9.2002	1.1.–30.9.2003	1.1.–30.9.2002	1.1.–30.9.2003	1.1.–30.9.2002
1 223 359	732 566	1 937 979	1 998 753	8 872 298	9 128 374
1 089 654	516 468	789 949	578 926	5 908 958	5 332 553
1 013 325	622 164	619 886	452 127	4 521 659	4 017 328
–	–	–	–	(316 726)	(216 772)
200 215	64 784	88 181	21 859	1 017 905	1 025 981
222 712	211 455	36 609	27 610	716 755	574 127
2 453	2 592	52 811	63 581	168 342	167 832
(6 028)	1 540	(10 772)	(20 668)	(102 920)	(126 603)
90 345	39 923	54 908	48 301	498 161	352 164
3 002	1 577	5 442	4 986	40 308	45 248
87 343	38 346	49 466	43 315	457 853	306 916
27 189	5 491	9 469	14 494	198 776	84 002
(3 066)	(2 859)	–	(3 337)	(2 501)	(15 117)
57 088	29 996	39 997	25 484	256 576	207 797

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to the Talanx AG, a 100% subsidiary of HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. The German Commercial Code (HGB) was amended with effect from 19 July 2002. Consequently, pursuant to § 291 Para. 3 No. 1 of the German Commercial Code (HGB) the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 30 September 2003 with binding effect for the 2003 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other catastrophe losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 30 September 2003. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2002.

3. Consolidated companies and consolidation principles

Consolidated companies

HDI Reinsurance (Ireland) Ltd. was consolidated for the first time with effect from 1 July 2003. The shares in the company were contributed to Hannover Re by Talanx AG under the "Contribution in Kind Agreement" (Einbringungsvertrag) of 30 June 2003 within the scope of a capital increase against contribution in kind (cf. section 4.3 "Stockholders' equity and minority interests").

Capital consolidation

The capital consolidation complies with the standards of SFAS 141. Under the "purchase accounting" method the purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial

statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. In the case of transactions between companies under common control, the assets and liabilities of the consolidated company are carried over at book value by the parent company, with no reporting of fair value or goodwill. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 2,501thousand (previous year: EUR 15,117 thousand) as at 30 September 2003.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio and the available-for-sale portfolio as at the balance sheet dates of 30 September 2003 and 31 December 2002

Figures in EUR thousand	30.9.2003 Cost or amortised cost	30.9.2003 Estimated fair value	31.12.2002 Cost or amortised cost	31.12.2002 Estimated fair value
Held-to-maturity				
Due in one year	45 956	47 243	30 608	31 382
Due after one through five years	127 643	138 308	173 937	187 824
Due after five through ten years	145 000	156 037	130 000	138 330
Due after ten years	21 759	23 520	21 788	24 057
Total	340 358	365 108	356 333	381 593
Available-for-sale				
Due in one year	1 049 503	1 056 890	1 279 481	1 289 054
Due after one through five years	5 838 444	5 959 349	4 380 831	4 515 430
Due after five through ten years	2 361 225	2 447 936	2 059 290	2 142 071
Due after ten years	1 407 073	1 440 993	1 161 819	1 194 200
Total	10 656 245	10 905 168	8 881 421	9 140 755

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

30.9.2003 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Corporate securities	222 483	15 311	376	237 418
Asset-backed securities	87 875	7 802	–	95 677
Other securities	30 000	2 080	67	32 013
Total	340 358	25 193	443	365 108

31.12.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Corporate securities	238 466	16 413	–	254 879
Asset-backed securities	87 867	7 560	–	95 427
Other securities	30 000	1 601	314	31 287
Total	356 333	25 574	314	381 593

Amortised cost and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

30.9.2003 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	2 039 137	36 633	2 417	2 073 353
US Treasury Notes	1 724 850	25 412	5 450	1 744 812
Other foreign government debt securities	637 514	15 057	1 288	651 283
Corporate securities	4 190 343	141 519	25 509	4 306 353
Asset-backed securities	1 105 239	36 910	8 200	1 133 949
From investment funds	548 525	18 957	538	566 944
Other securities	410 637	18 681	844	428 474
	10 656 245	293 169	44 246	10 905 168
Dividend-bearing securities				
Equities	255 429	14 995	26 044	244 380
From investment funds	644 627	14 146	25 420	633 353
Other dividend-bearing securities	1 165	390	–	1 555
	901 221	29 531	51 464	879 288
Short-term investments	871 397	–	–	871 397
Total	12 428 863	322 700	95 710	12 655 853
Trading				
Dividend-bearing securities				
Derivatives	19 836	2 584	–	22 420
Total	19 836	2 584	–	22 420

31.12.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 547 751	50 090	–	1 597 841
US Treasury Notes	1 339 647	44 464	–	1 384 111
Other foreign government debt securities	451 613	13 883	1 310	464 186
Corporate securities	3 525 911	143 321	43 255	3 625 977
Asset-backed securities	1 032 697	28 426	14 514	1 046 609
From investment funds	521 285	22 929	380	543 834
Other securities	462 517	17 448	1 768	478 197
	8 881 421	320 561	61 227	9 140 755
Dividend-bearing securities				
Equities	190 614	5 536	33 450	162 700
From investment funds	667 257	–	113 297	553 960
Other dividend-bearing securities	1 165	–	80	1 085
	859 036	5 536	146 827	717 745
Short-term investments	874 027	–	–	874 027
Total	10 614 484	326 097	208 054	10 732 527
Trading				
Dividend-bearing securities				
Derivatives	–	5 493	–	5 493
Total	–	5 493	–	5 493

Investment income

Figures in EUR thousand	30.9.2003	30.9.2002
Real estate	19 166	25 627
Dividends	17 230	52 290
Ordinary investment income on fixed-income securities	363 669	354 317
Other income	371 764	295 536
Ordinary investment income	771 829	727 770
Realised gains on investments	148 960	110 843
Realised losses from investments	72 508	88 317
Unrealised gains and losses	8 007	(17 603)
Real estate depreciation	5 074	6 066
Write-off on dividend-bearing securities	56 433	88 596
Write-off on fixed-income securities	29 826	23 122
Write-downs on participations	2 888	8 285
Other investment expenses	45 312	32 497
Total investment income	716 755	574 127

The other income includes interest on deposits in the amount of EUR 344.2 million (EUR 273.5 million).

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,989 (31 December 2002: 1,900). Of this number, 775 were employed in Germany in the year under review. The change in the number of employees in the third quarter of 2003 was attributable also to the spin-off of 27 employees to the newly established company Protection Re, which is part of Talanx. The majority of staff were employed at the consolidated Group companies abroad.

4.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Capital increase

Effective 12 June 2003 Hannover Re implemented a capital increase against cash in the amount of 10% of the capital stock through issuance of 9,716,392 new, registered no-par-value shares – each with an interest of EUR 1.00 in the capital stock. The new shares carry dividend rights with effect from 1 January 2003. Based on the placement price per share of EUR 22.60, the resulting cash inflow for Hannover Re amounted to EUR 219.6 million.

Within the scope of a capital increase against contribution in kind Hannover Re increased its capital stock to EUR 120,597,134 through issuance of 13,716,814 new, no-par-value registered shares – each with an interest of EUR 1.00 in the capital stock. The new shares were taken up by Talanx AG and carry dividend rights with effect from 1 January 2003. Talanx contributed its shares in HDI Reinsurance (Ireland) Ltd. to Hannover Re as a contribution in kind with commercial effect as at 1 July 2003. The capital increase against contribution in kind was valued in accordance with SFAS 141.11 in conjunction with SFAS 141.D11d and D12 („transactions between entities under common control"). In contrast to the „purchase accounting" method, the purchase price of the shares was not reported, but instead the assets and liabilities of HDI Reinsurance (Ireland) Ltd. were carried over at book value. This gives rise to an increase of EUR 193.6 million in the stockholders' equity within the consolidated accounts. The value of the insurance portfolio entailing long-term guarantees, which amounts to EUR 116.4 million, was not capitalised but was netted directly with additional paid-in capital in accordance with SFAS 151 Appendix D. This transaction will not therefore give rise to any charges from the amortisation of this portfolio in subsequent periods.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

As a consequence of the contribution of HDI Reinsurance (Ireland) Ltd. to Hannover Re, direct minority interests no longer exist with respect to Hannover Re Advanced Solutions Ltd. The shares in Hannover Re Advanced Solutions Ltd. are held in equal parts by Hannover Reinsurance (Ireland) Ltd., E+S Reinsurance (Ireland) Ltd. and HDI Reinsurance (Ireland) Ltd.

Conditional authorised capital of up to EUR 25.1 million is available. It can be used to grant shares to holders of convertible and warrant bonds and to issue employee shares in the amount of EUR 1.0 million. It has a time limit of 13 November 2007.

Consolidated statement of changes in stockholders' equity

30.9.2003 Figures in EUR thousand	*Balance as at 1 January*	*Capital increase/ additions*	*Change in the current period less deferred taxes*	*Change in retained earnings*	*Transfer**	*Group stock-holders' equity*	*Minority interests*	*Group stockholders' equity incl. minority interests*
Common stock	97 164	23 433	–	–	–	120 597		
Additional paid-in capital	374 451	389 748**	–	–	–	764 199		
Cumulative comprehensive income	(111 444)	–	3 434	–	(88 359)	(196 369)		
Retained earnings	1 379 291	–	–	–	–	1 379 291		
Net income	–	–	–	256 576	–	256 576		
Dividend paid	–	–	–	(82 589)	–	(82 589)		
Other changes	–	–	–	–	88 359	88 359		
Total	1 739 462	413 181	3 434	173 987	–	2 330 064	411 147	2 741 211

30.9.2002 Figures in EUR thousand	*Balance as at 1 January*	*Capital increase/ additions*	*Change in the current period less deferred taxes*	*Change in retained earnings*	*Group stock-holders' equity*	*Minority interests*	*Group stockholders' equity incl. minority interests*
Common stock	82 799	14 365	–	–	97 164		
Additional paid-in capital	388 816	(14 365)	–	–	374 451		
Cumulative comprehensive income	(42 921)	–	(11 457)	–	(54 378)		
Retained earnings	1 243 334	–	–	–	1 243 334		
Net income	–	–	–	207 797	207 797		
Other changes	–	–	–	(81 277)	(81 277)		
Total	1 672 028	–	(11 457)	126 520	1 787 091	298 740	2 085 831

* *The cumulative currency effects from previous years in the amount of EUR 88.4 million hitherto reported under retained earnings will in future not be included in the comprehensive income. These currency effects derive primarily from the conversion of foreign annual financial statements to euros.*
** *The value of the insurance portfolio entailing long-term guarantees of EUR 116,409 thousand was netted directly with additional paid-in capital.*

4.4 Other comprehensive income

The changes of EUR 24.7 million in the cumulative comprehensive income in the year under review resulted principally from the application of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This development was due to changes in the fair value of interest-rate swaps included in a cash-flow hedge transaction used to hedge floating-rate loans.

4.5 Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 24 May 2002, the company was authorised until 31 October 2003 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 30 September 2003.

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

Hannover Re has secured by guarantee subordinated debt issued by Hannover Finance (Luxembourg) S.A. in the 2001 financial year in the amount of EUR 350 million.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,660.8 million (31 December 2002: EUR 1,491.9 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,125.7 million (31 December 2002: EUR 3,754.5 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 68.3 million for E+S Rückversicherungs-AG and EUR 127.9 million for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount estimated at EUR 22.3 million as at the balance sheet date.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Zwischenbericht 3/2003



hannover **rück**

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2003					2002	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	5 977,5	2 894,8	-2,7 %	8 872,3	-2,8 %	2 974,1	9 128,4
Verdiente Nettoprämien	3 638,9	2 270,1	+13,2 %	5 909,0	+10,8 %	2 005,1	5 332,6
Versicherungstechnisches Ergebnis	-133,3	17,6	-126,6 %	-115,7	+21,3 %	-66,2	-95,4
Kapitalanlageergebnis	486,2	230,6	+18,8 %	716,8	+24,9 %	194,0	574,1
Operatives Ergebnis (EBIT)	285,2	213,0	+213,5 %	498,2	+41,5 %	67,9	352,2
Überschuss nach Steuern	162,4	94,2	+53,2 %	256,6	+23,5 %	61,5	207,8
Haftendes Kapital	3 365,5			3 550,0	+20,1 %		2 955,4
Eigenkapital	2 107,9			2 330,1	+30,4 %		1 787,1
Minderheitsanteile	440,9			411,1	+37,6 %		298,7
Hybridkapital	816,7			808,8	-7,0 %		869,6
Kapitalanlagen (ohne Depotforderungen)	13 292,2			14 450,4	+15,0 %		12 562,6
Bilanzsumme	34 264,9			35 208,8	+5,9 %		33 238,7
Ergebnis je Aktie in EUR	1,65	0,78		2,43		0,63	2,14
Buchwert je Aktie in EUR	19,72	19,32		19,32		18,39	18,39
Eigenkapitalrendite (nach Steuern)*	16,9 %	17,0 %		16,8 %		14,3 %	16,0 %
Selbstbehalt	69,8 %	73,4 %		71,0 %		72,2 %	66,8 %
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	98,6 %	94,9 %		97,2 %		94,3 %	95,1 %

** Annualisiert*

Verehrte Aktionäre,
sehr geehrte Damen und Herren,



2003 verspricht ein herausragendes Jahr zu werden. Auch zum 30. September konnten wir den Erfolg der vorausgegangenen Quartale fortsetzen. Das dritte Quartal stand dabei unter dem Zeichen nach wie vor sehr vorteilhafter Rückversicherungsmärkte – und auch von sich beruhigenden Kapitalmärkten. Wir haben unsere Chancen genutzt und erneut ein sehr gutes Ergebnis erzielt.

Ihre Gesellschaft erwirtschaftete in den ersten neun Monaten 2003 ein operatives Ergebnis (EBIT) von rund einer halben Milliarde Euro (498,2 Mio. EUR). Das bedeutet eine Steigerung von 41,5 % gegenüber dem Vorjahr (352,2 Mio. EUR) und übertrifft sogar deutlich das operative Rekordergebnis für das Gesamtjahr 2002 (470,9 Mio. EUR). Auf Grund der sich abzeichnenden steuerlichen Regelungen in Deutschland hatten wir leider einen deutlich gestiegenen Steueraufwand zu verzeichnen. Dennoch stieg auch der Überschuss nach Steuern um fast 50 Mio. EUR oder 23,5 % auf 256,6 Mio. EUR. Damit errechnet sich für Sie ein Ergebnis je Aktie von 2,43 EUR zum 30. September 2003 (Vj. 2,14 EUR). Der Buchwert je Aktie erhöhte sich im Jahresverlauf um 7,9 % auf 19,32 EUR (31.12.2002: 17,90 EUR).

Wie schon zum Halbjahr hat auch in den ersten neun Monaten jedes unserer vier Geschäftsfelder einen wesentlichen Beitrag zum Ergebnis des Gesamtkonzerns geleistet. Die *Schaden-Rückversicherung* bleibt dabei unser größtes Geschäftsfeld. Sie lieferte im dritten Quartal wiederum ein herausragendes Resultat, mit einer im Jahresverlauf weiter verbesserten kombinierten Schaden-/Kostenquote von 97,2 % zum 30. September: Im dritten Quartal belief sich diese wichtige Kennziffer auf 94,9 %. Die Schaden-Rückversicherung profitiert unverändert von den sehr angemessenen Preisen und Bedingungen; nach vielen Jahren eines harten Wettbewerbs sind derzeit die Gewinnmargen sehr attraktiv. In unseren Wachstumsmärkten, wie beispielsweise dem US-Haftpflichtgeschäft, sehen wir sogar weitere Verbesserungen. Darüber hinaus ist unsere Belastung durch Großschäden in diesem Jahr mit 2,6 Prozentpunkten der verdienten Nettoprämie weiterhin unterdurchschnittlich geblieben. Die Großschadensumme betrug nach neun Monaten 68,6 Mio. EUR, wovon 47,3 Mio. EUR auf das dritte Quartal entfielen. Zu nennen sind die beiden Hurrikane „Fabian“ und „Isabel“, die im September auf Bermuda und der Ostküste der USA erhebliche Schäden verursachten. Das Nettoergebnis der Schaden-Rückversicherung betrug 137,4 Mio. EUR, eine Verbesserung von 2,2 % gegenüber dem bereits sehr guten Vorjahreswert von 134,5 Mio. EUR.

Auch die anderen drei Geschäftsfelder lieferten außerordentlich erfreuliche Gewinnbeiträge in den ersten neun Monaten, die allesamt signifikant höher lagen als noch ein Jahr zuvor. Die *Personen-Rückversicherung* erwirtschaftete

22,1 Mio. EUR (+ 23,9 %), die *Finanz-Rückversicherung* 57,1 Mio. EUR (+ 90,3 %) und das *Programmgeschäft* 40,0 Mio. EUR (+ 56,9 %).

Auch das *Kapitalanlageergebnis* konnte deutlich gesteigert werden. Es zahlt sich dabei aus, dass wir im Jahr 2002 und im ersten Quartal 2003 die gebotenen Abschreibungen konsequent vorgenommen haben. Mit einem Plus von 24,9 % gegenüber dem Vorjahreszeitraum erreichten wir ein Netto-Kapitalanlageergebnis von 716,8 Mio. EUR (574,1 Mio. EUR) zum 30. September. Im dritten Quartal zeigten sich die Kapitalmärkte sogar außerordentlich freundlich. Wir hatten somit im abgelaufenen Quartal auch nur einen geringen Abschreibungsbedarf auf Wertpapiere in Höhe von 8,8 Mio. EUR und konnten uns über unser gutes ordentliches Kapitalanlageergebnis freuen.

Von der freundlichen Stimmung an der Börse konnte im dritten Quartal auch die Hannover Rück-Aktie partizipieren; sie legte von Anfang Juli bis Mitte November rund 11 % zu. Damit sind wir allerdings keineswegs zufrieden. Es gilt nach wie vor, dass die Hannover-Rück-Aktie bei einem Kurs von rund 25 EUR unserer Meinung nach stark unterbewertet ist. Dieser Kurs entspricht einem Kurs-Gewinn-Verhältnis von rund 8, legt man die aktuelle Konsensus-Gewinnschätzung der Analysten für 2004 zu Grunde. Dies ist nach meiner festen Überzeugung bei weitem nicht im Einklang mit unserem weit überdurchschnittlichen Geschäftsverlauf und unserer Eigenkapitalrendite, die zum 30. September 16,8 % betrug. Wir werden auch weiterhin alles tun, um den Wert Ihrer Gesellschaft durch kontinuierliche, überdurchschnittliche Profitabilität zu steigern.

Ich danke Ihnen – wie immer auch im Namen meiner Vorstandskollegen – für das Vertrauen, das Sie uns hierbei entgegen bringen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl Hannover	Vorsitzender
Dr. Paul Wieandt Hof/Saale	Stellv. Vorsitzender
Herbert K. Haas Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller* Hannover	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Dipl.-Ing. Hans-Günter Siegerist* Nienstädt	
Dr. Klaus Sturany Essen	
Bodo Uebber Berlin (seit 25. September 2003)	

Arbeitnehmervertreter

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

DIE HANNOVER RÜCK-AKTIE

Die stetige Erholung der Kapitalmärkte setzte sich im dritten Quartal des laufenden Geschäftsjahres fort. Von Anfang Juli bis Ende September 2003 entwickelten sich die deutschen Werte im internationalen Vergleich erneut deutlich besser: Während Dow Jones um rund 9 % und Euro Stoxx 50 um knapp 7 % zulegen konnten, entwickelten sich Dax (+ 14 %), MDax (+ 24 %) und CDax-Versicherungen (+ 25 %) wesentlich stärker. Die Erholungsrally des vorherigen Quartals konnte so noch übertroffen werden und nimmt deutlich Abstand von den noch am 12. März dieses Jahres vorherrschenden Tiefstständen.

Die Hannover Rück-Aktie im Vergleich zu gängigen Indizes



in %
160
140
120
100
80
60
40
2. Januar 2003
31. Januar 2003
28. Februar 2003
31. März 2003
30. April 2003
30. Mai 2003
30. Juni 2003
31. Juli 2003
29. August 2003
30. September 2003
31. Oktober 2003
14. November 2003
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Auch unsere Aktie konnte bis Mitte November deutlich vom wiedergewonnenen Vertrauen in die Kapitalmärkte und der zurückgekehrten Liquidität profitieren und erzielte mit einem Wert von rund 25 EUR einen Zuwachs von gut 11 % seit Anfang Juli. Am 8. September, kurz nach Veröffentlichung unserer Halbjahreszahlen, erreichte die Hannover Rück-Aktie mit 26,51 EUR ihren Quartalshöchststand und lag damit nur knapp unter dem bisherigen Jahreshoch von 26,75 EUR.

Die Hannover Rück-Aktie im Vergleich zum „Reactions"-Welt-Rückversicherungs-Index



in %
140
120
100
80
60
2. Januar 2003
31. Januar 2003
28. Februar 2003
31. März 2003
30. April 2003
30. Mai 2003
30. Juni 2003
31. Juli 2003
29. August 2003
30. September 2003
31. Oktober 2003
14. November 2003
Hannover Rück-Aktie
Ungewichteter „Reactions"-Welt-Rückversicherungs-Index

Mit unserem internen Vergleichsmaßstab, dem „Reactions"-Welt-Rückversicherungs-Index*, konnten wir im Jahres-Vergleich allerdings nicht mithalten.

Auf Basis des aktuellen Aktienkurses von rund 25 EUR im Verhältnis zu den Konsensus-Gewinnschätzungen des Jahres 2004 ergibt sich ein Kurs-Gewinn-Verhältnis (KGV) von rund 8. Trotz einer leicht positiven Entwicklung der Hannover Rück-Aktie im dritten Quartal ist unser Unternehmen damit bei weitem noch nicht fair bewertet. Unsere überdurchschnittliche Profitabilität und die hervorragende Marktpositionierung der Hannover Rück sind im Kurs der Aktie bisher nur unzureichend reflektiert.

Angaben zur Aktie

in EUR	30.9.2003	2002	2001	2000	1999	1998
Ergebnis je Aktie [1]	2,43	2,75	0,11	4,13	2,29	1,94
Ausschüttung je Aktie	–	0,85	–	0,77[2]	0,68	0,65
Körperschaftsteuergutschrift	–	–	–	0,36	0,29	0,08
Bruttoausschüttung	–	0,85	–	1,21[3]	0,97	0,73

1) Alle früheren Werte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3
2) Auf jede für das Jahr 2000 voll eingezahlte Stückaktie
3) Inkl. Bonus von 0,08 EUR

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	71,8 % Talanx AG (direkt bzw. über die Tochtergesellschaften HDI Verwaltungs-Service AG sowie Erste und Zweite HDI Beteiligungsgesellschaft mbH) 28,2 % Streubesitz
Kapitalmaßnahme vom 12. Juni 2003:	Erhöhung des Grundkapitals durch Barkapitalerhöhung gegen Ausgabe von 9.716.392 neuen Aktien sowie durch Sachkapitalerhöhung gegen Ausgabe von 13.716.814 neuen Aktien an die Talanx AG gegen Geschäftsanteile der HDI Re (Ireland) Ltd. (mit wirtschaftlicher Wirkung vom 1. Juli 2003)
Grundkapital zum 28. Oktober 2003:	120.597.134,00 EUR
Zahl der Aktien zum 28. Oktober 2003:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 30. September 2003:	2.759,3 Mio. EUR

** Der ungewichtete „Reactions"-Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist es, eine Kursentwicklung zu erreichen, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.*

GESCHÄFTSVERLAUF

Wir sind mit dem Geschäftsverlauf der ersten neun Monate 2003 sehr zufrieden. Auch im dritten Quartal des Berichtsjahres konnten wir nahtlos an die sehr guten Resultate des ersten Halbjahres anknüpfen und somit das Konzernergebnis erneut kräftig gegenüber dem Vorjahreszeitraum steigern. Dies ist bereits das achte sehr gute Quartalsergebnis in Folge. Wir verdanken dies den immer noch sehr vorteilhaften Rückversicherungsmärkten, deren Potenzial wir Dank unseres konsequenten Zyklusmanagements weiterhin voll nutzen konnten.

Wie bereits im ersten Halbjahr des Berichtsjahres war die Bruttoprämie in den ersten neun Monaten leicht rückläufig. Dies begründete sich hauptsächlich durch die relative Aufwertung des Euro gegenüber dem US-Dollar im Jahresvergleich. Darüber hinaus waren unsere strategischen Weichenstellungen in der Schaden-Rückversicherung auch im dritten Quartal wieder ein Einflussfaktor. Die gebuchte Bruttoprämie über alle Geschäftsfelder lag zum 30. September bei 8.872,3 Mio. EUR (9.128,4 Mio. EUR), was einem leichten Rückgang von 2,8 % entspricht. Ohne die Aufwertung des Euro, insbesondere zum US-Dollar, wäre die Konzern-Bruttoprämie im Jahresvergleich um 8,7 % gestiegen. Gegenläufig zur gebuchten Bruttoprämie entwickelte sich die verdiente Nettoprämie. Letztere stieg um 10,8 % auf 5.909,0 Mio. EUR (5.332,6 Mio. EUR) als Folge eines höheren Selbstbehalts von 71,0 % (66,8 %). Das Kapitalanlageergebnis entwickelte sich erwartungsgemäß, insbesondere waren auch im dritten Quartal keine nennenswerten Abschreibungen zu verzeichnen.

Das operative Ergebnis konnten wir zum September 2003 um 41,5 % auf 498,2 Mio. EUR (352,2 Mio. EUR) steigern. Der Konzernüberschuss betrug 256,6 Mio. EUR, eine Steigerung von 23,5 % im Vergleich zum Vorjahreszeitraum (207,8 Mio. EUR). Damit wurde das Ergebnis je Aktie um 13,6 % auf 2,43 EUR (2,14 EUR) verbessert.

Das Eigenkapital steigerte sich durch die Kapitalerhöhung vom Juni und durch die erzielten Überschüsse zum Ende des dritten Quartals auf 2.330,1 Mio. EUR, was einer Verbesserung von 34,0 % gegenüber dem Beginn des Geschäftsjahres entspricht (1.739,5 Mio. EUR). Durch die Erhöhung unseres Selbstbehalts und die Umstrukturierung der Rückversicherung der HDI-Gruppe sanken die Anteile der Rückversicherer an den Rückstellungen für noch nicht abgewickelte Versicherungsfälle erwartungsgemäß. Diese fielen von 6.179,9 Mio. EUR zu Beginn des Geschäftsjahres um 13,0 % auf 5.379,4 Mio. EUR zum 30. September. Wir sind damit auf dem besten Weg, die von uns angekündigte Reduzierung dieser Position um ein Drittel zum Jahr 2005, ausgehend vom Niveau zum Jahresende 2002, planmäßig zu erreichen.

Schaden-Rückversicherung

Traditionell stehen im dritten Quartal in der Schaden-Rückversicherung nur wenige Erneuerungen an, es gibt also nur eine kleine Zahl an Beobachtungen, die zu auf harten Fakten basierenden Aussagen über Zustand und Entwicklungsrichtung des Marktes verwendet werden können. Aus den jährlichen Treffen der Rückversicherer in Monte Carlo und Baden-Baden lässt sich allerdings ableiten, dass das Umfeld für Schaden-Rückversicherer nach wie vor ausgesprochen günstig ist. Dies spiegelt sich in adäquaten und profitablen Preisen in allen Geschäftsbereichen wider. In einzelnen Segmenten, wie zum Beispiel dem US-Haftpflicht-Geschäft, waren im dritten Quartal sogar weitere Preissteigerungen über das Niveau des ersten Halbjahres hinaus zu beobachten. In dieser vorteilhaften Marktsituation konnten wir unsere Ergebnisse verbessern, obwohl die Bruttoprämieneinnahmen in der Schaden-Rückversicherung in den ersten neun Monaten – wie schon zum Halbjahr – deutlich rückläufig waren.

Zum 30. September war die relative Aufwertung des Euro insbesondere zum US-Dollar im Vergleich zum Vorjahreszeitraum der Haupt-

grund für den Rückgang der gebuchten Bruttoprämie um 15,5 % auf 4.041,6 Mio. EUR (4.782,7 Mio. EUR). Ohne diesen Wechselkurseffekt hätte der Rückgang nur 8,4 % betragen. Auch auf der operativen Seite gab es – wie schon zum Halbjahr – zwei weitere Faktoren, die maßgeblich zur Verringerung der Bruttoprämie des Schaden-Rückversicherungsgeschäfts beigetragen haben: Seit dem 1. Januar 2003 übernehmen wir das Geschäft des HDI nicht mehr automatisch und vollständig, um anschließend die über unseren Risikoappetit hinausgehenden Teile am Retrozessionsmarkt zu platzieren. Vielmehr übernimmt die Hannover Rück als präferierter Rückversicherer nur noch die Volumina, welche wir in unserem Selbstbehalt tragen möchten. Der zweite Grund für den Bruttoprämienrückgang ist unsere nach wie vor erfolgreich angewandte „More from less"-Initiative, im Zuge derer wir in der Schaden-Rückversicherung seit Anfang dieses Jahres bestrebt sind, uns noch deutlicher als in der Vergangenheit auf die profitabelsten Marktsegmente zu konzentrieren. Nach Retrozession und Prämienabgrenzungen betrug die verdiente Nettoprämie nach den ersten neun Monaten 2.638,7 Mio. EUR (2.867,2 Mio. EUR), ein auf Grund des erhöhten Selbstbehalts vergleichsweise leichter Rückgang von 8,0 %.

Auf der Schadenseite sind wir mit den ersten neun Monaten des Berichtsjahres zufrieden. Der Großschadenanteil an unserer verdienten Nettoprämie betrug zum 30. September 2,6 % (68,6 Mio. EUR) und liegt damit zwar höher als im ersten Halbjahr, aber deutlich unter dem langjährigen Durchschnitt von rund 5 %. Für die Hannover Rück waren im dritten Quartal mit den Hurrikanen „Fabian" und „Isabel" zwei neue Großschäden eingetreten mit einer vorläufigen Gesamtschadensumme von 47,3 Mio. EUR (brutto und netto). Dies entspricht 4,8 % der Nettoprämie im dritten Quartal. „Fabian" zog über Bermuda und Teile der Südküste der USA und verursachte dabei einen geschätzten versicherten Schaden von 300-350 Mio. USD (Anteil der Hannover Rück: 25,1 Mio. EUR). „Isabel" verursachte nach Schätzungen einen versicherten Schaden von 500–1.000 Mio. USD im östlichen Teil der USA (Anteil der Hannover Rück: 22,2 Mio. EUR).

Die kombinierte Schaden-/Kostenquote betrug in den ersten neun Monaten des Berichtsjahres 97,2 % und war damit 2,1 Prozentpunkte höher als im Vorjahr (95,1 %). Der im Jahresvergleich höhere Wert begründet sich vor allem durch einen größeren Anteil des lang abwickelnden US-Haftpflichtgeschäfts an der Gesamtprämie 2003, welches im ersten Jahr generell zu hohen Reservierungen und dadurch einer höheren Schaden-/Kostenquote führt. Wie auch in der Vergangenheit haben wir unser Neugeschäft gewohnt konservativ reserviert. Auch im dritten Quartal hat es keinen Bedarf für Nachreservierungen früherer Zeichnungsjahre gegeben. Das versicherungstechnische Ergebnis fiel in den ersten neun Monaten des Berichtsjahres mit 73,8 Mio. EUR um 47,1 % niedriger aus als im Vorjahr (139,5 Mio. EUR). Dies ist jedoch keineswegs ein Zeichen für schwindende Qualität des Geschäfts, sondern vielmehr eine logische Folge unseres veränderten Business-Mix, insbesondere des verstärkten Engagements im Haftpflicht-Geschäft.

Das erfreuliche Kapitalanlageergebnis im dritten Quartal trug mit dazu bei, dass unser operatives Ergebnis (EBIT) zum 30. September um 27,8 % auf 304,0 Mio. EUR anwachsen konnte (Vj. 237,9 Mio. EUR). Trotz einer deutlich höheren Steuerbelastung konnte in den ersten neun Monaten des Berichtsjahres auch der Überschuss um 2,2 % auf 137,4 Mio. EUR (134,5 Mio. EUR) gesteigert werden. Je Aktie trug das Geschäftsfeld Schaden-Rückversicherung somit einen um 5,8 % niedrigeren Gewinn von 1,30 EUR (1,38 EUR) zum Neunmonatsergebnis des Konzerns bei.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2003					2002	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	2 659,2	1 382,4	-4,6 %	4 041,6	-15,5 %	1 448,5	4 782,7
Verdiente Nettoprämien	1 650,5	988,2	-4,8 %	2 638,7	-8,0 %	1 037,8	2 867,2
Versicherungstechnisches Ergebnis	23,2	50,6	-14,5 %	73,8	-47,1 %	59,2	139,5
Operatives Ergebnis (EBIT)	182,6	121,4	+191,4 %	304,0	+27,8 %	41,7	237,9
Überschuss nach Steuern	101,3	36,1	-17,8 %	137,4	+2,2 %	43,8	134,5
Ergebnis je Aktie in EUR	1,03	0,30		1,30		0,45	1,38
Selbstbehalt	69,1 %	70,4 %		69,5 %		71,6 %	69,0 %
Kombinierte Schaden-/Kostenquote	98,6 %	94,9 %		97,2 %		94,3 %	95,1 %

Personen-Rückversicherung

Die Personen-Rückversicherung entwickelte sich in den ersten neun Monaten des Berichtsjahres innerhalb unserer strategischen Vorgaben und Planungen. Die gebuchte Bruttoprämie betrug zum 30. September 1.669,4 Mio. EUR und lag damit um moderate 3,4 % über dem Vorjahreswert von 1.614,3 Mio. EUR. Auch die Personen-Rückversicherung hatte dabei mit der Stärke des Euro gegenüber den wichtigsten Auslandswährungen zu kämpfen; ohne diesen Effekt hätte das Bruttoprämienwachstum 15,0 % betragen. Trotz negativer Währungseinflüsse wuchs die verdiente Nettoprämie um 1,5 % auf 1.390,7 Mio. EUR (1.369,9 Mio. EUR). Sehr erfreulich war, dass das operative Ergebnis (EBIT) mit 48,9 Mio. EUR den Vorjahreswert (26,1 Mio. EUR) um 87,6 % übertreffen konnte. Verbesserungen im versicherungstechnischen Geschäftsverlauf – insbesondere im US-Krankenbereich als Folge der drastischen Sanierung der Bestände in der Vergangenheit – trugen hierzu bei. Ausschlaggebend war ein im Vergleich zum Vorjahr um 4,8 % höheres Kapitalanlageergebnis, im Wesentlichen eine Folge niedrigerer Abschreibungen auf Wertpapiere. Der Überschuss stieg auf Grund einer höheren Steuerbelastung der deutschen Einheiten zum 30. September zwar weniger stark an, konnte aber dennoch um sehr gute 23,9 % auf 22,1 Mio. EUR (17,9 Mio. EUR) gesteigert werden. Für die Personen-Rückversicherung entspricht dies einem um 16,7 % verbesserten Gewinnbeitrag je Aktie von 0,21 EUR (0,18 EUR).

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2003					2002	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	1 090,2	579,2	+12,3 %	1 669,4	+3,4 %	515,8	1 614,3
Verdiente Nettoprämien	865,9	524,8	-8,4 %	1 390,7	+1,5 %	572,7	1 369,9
Operatives Ergebnis (EBIT)	23,8	25,1	+597,2 %	48,9	+87,6 %	3,6	26,1
Überschuss nach Steuern	12,0	10,1	+304,0 %	22,1	+23,9 %	2,5	17,9
Ergebnis je Aktie in EUR	0,12	0,08		0,21		0,03	0,18
Selbstbehalt	79,1 %	90,7 %		83,2 %		110,2 %	85,5 %

Finanz-Rückversicherung

Die überaus positive Entwicklung der Finanz-Rückversicherung im Konzern setzte sich auch im dritten Quartal 2003 fort. Damit ist dieses Geschäftsfeld ein Bereich, der sich über die ersten neun Monate des Jahres weit über Plan entwickelt hat. Die gebuchte Bruttoprämie stieg zum 30. September um 67,0 % auf 1.223,4 Mio. EUR (732,6 Mio. EUR), ein Wert, der fast die Bruttoprämie des Gesamtjahres 2002 von 1.242,6 Mio. EUR erreicht. Auch in der Finanz-Rückversicherung wäre das Wachstum nach neun Monaten bei konstanten Wechselkursen des Euro mit 88,8 % noch wesentlich höher ausgefallen. Die ungebrochen starke Nachfrage nach solvenzstützenden Quotenverträgen hat einen nicht unwesentlichen Anteil am Prämienwachstum. Des Weiteren ist das Finanz-Rückversicherungsgeschäft der HDI Re, die wir als Sacheinlage vom HDI im Rahmen der Kapitalerhöhung am 12. Juni 2003 erworben haben, zum 1. Juli 2003 wirksam übertragen worden. Das dritte Quartal sah aber auch unsere erste Transaktion in Ostasien und zahlreiche weitere Erfolge in Osteuropa. Auf Grund einer im Jahresvergleich erhöhten Selbstbehaltsquote auf 98,1 % (91,8 %) fiel der Anstieg der verdienten Nettoprämie mit 111,0 % auf 1.089,7 Mio. EUR (516,5 Mio. EUR) deutlicher aus als der Anstieg der Bruttoprämie.

Dank eines wesentlich verbesserten versicherungstechnischen Ergebnisses konnte das operative Ergebnis (EBIT) noch stärker als die Prämie zulegen. Es wuchs um 126,3 % auf 90,3 Mio. EUR (39,9 Mio. EUR). Nach Steuern übersetzte sich dies zum 30. September in einen Überschuss in Höhe von 57,1 Mio. EUR, 90,3 % mehr als im Vorjahreszeitraum (30,0 Mio. EUR). Der Gewinnbeitrag je Aktie in der Finanz-Rückversicherung betrug somit 0,54 EUR, 74,2 % mehr als im Vorjahr (0,31 EUR).

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2003					2002	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	923,3	300,1	+31,7 %	1 223,4	+67,0 %	227,9	732,6
Verdiente Nettoprämien	644,7	445,0	+110,3 %	1 089,7	+111,0 %	211,6	516,5
Operatives Ergebnis (EBIT)	37,8	52,5	+378,2 %	90,3	+126,3 %	11,0	39,9
Überschuss nach Steuern	24,9	32,2	+256,7 %	57,1	+90,3 %	9,0	30,0
Ergebnis je Aktie in EUR	0,25	0,27		0,54		0,09	0,31
Selbstbehalt	96,4 %	103,4 %		98,1 %		99,9 %	91,8 %

Programmgeschäft

Das Programmgeschäft konnte auch im dritten Quartal 2002 an die Erfolge der vorangegangenen Quartale anknüpfen und zeigt weiterhin, dass die Umstrukturierung und der dadurch ermöglichte höhere Selbstbehalt bei unserer Tochtergesellschaft Clarendon, dem Marktführer im US-Programmgeschäft, der richtige Schritt waren.

Die gebuchte Bruttoprämie fiel in den ersten neun Monaten des Berichtsjahres geringfügig um 3,0 % auf 1.938,0 Mio. EUR (1.998,8 Mio. EUR). Ohne eine Aufwertung des Euro wäre hier allerdings ein Wachstum von 15,4 % zu verzeichnen gewesen. In Folge einer planmäßig deutlich erhöhten Selbstbehaltsquote – von 37,5 % im Vorjahreszeitraum auf 46,4 % zum 30. September dieses Jahres – stieg die verdiente Nettoprämie dagegen um 36,5 % auf 789,9 Mio. EUR (578,9 Mio. EUR). Die um 3,4 Prozentpunkte höhere kombinierte Schaden-/Kostenquote von

96,3 % (92,9 %) begründet sich hauptsächlich durch den höheren Selbstbehalt und die damit verbundenen niedrigeren Provisionseinkünfte.

Ein verbessertes Kapitalanlageergebnis trug mit dazu bei, dass auch das operative Ergebnis (EBIT) zum 30. September um 13,7 % auf 54,9 Mio. EUR (48,3 Mio. EUR) ansteigen konnte. Noch beeindruckender entwickelte sich der aus dem Programmgeschäft erwirtschaftete Überschuss: Dieser betrug nach neun Monaten 40,0 Mio. EUR (25,5 Mio. EUR), ein Anstieg von 56,9 %. Damit trägt das Programmgeschäft mit 0,38 EUR (0,26 EUR) je Aktie zum Konzerngewinn bei.

Kennzahlen zum Programmgeschäft

in Mio. EUR	2003					2002	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	1 304,9	633,1	-19,0 %	1 938,0	-3,0 %	782,0	1 998,8
Verdiente Nettoprämien	477,7	312,2	+70,6 %	789,9	+36,5 %	183,0	578,9
Versicherungstechnisches Ergebnis	28,6	0,5	-92,2 %	29,1	-29,7 %	5,1	41,4
Operatives Ergebnis (EBIT)	41,2	13,7	+19,1 %	54,9	+13,7 %	11,5	48,3
Überschuss nach Steuern	24,1	15,9	+156,5 %	40,0	+56,9 %	6,2	25,5
Ergebnis je Aktie in EUR	0,25	0,13		0,38		0,06	0,26
Selbstbehalt	44,7 %	49,7 %		46,4 %		40,0 %	37,5 %
Kombinierte Schaden-/Kostenquote	94,0 %	99,9 %		96,3 %		97,3 %	92,9 %

Kapitalanlageergebnis

In dem – was den Kapitalmarkt betrifft – als relativ ereignisarm zu bezeichnenden dritten Quartal konnten sich unsere Kapitalanlagen in einem freundlichen Marktumfeld positiv entwickeln. Unsere Ergebnisse nach den ersten neun Monaten des Berichtsjahres liegen hier somit weiterhin voll im Plan. Abschreibungen auf Wertpapiere waren im dritten Quartal mit 8,8 Mio. EUR nur in geringem Maße notwendig, nach 5,0 Mio. EUR im zweiten und 75,3 Mio. EUR im ersten Quartal. Im Vergleich zum Vorjahr konnten die gesamten Abschreibungen auf Wertpapiere zum 30. September auch um 25,8 % auf 89,1 Mio. EUR (120,0 Mio. EUR) reduziert werden.

Bereits im zweiten Quartal hatten wir begonnen, unsere Aktienquote leicht zu erhöhen. Im dritten Quartal haben wir die Duration des Bondportfolios wieder verlängert. Anfang Juli haben wir freie Liquidität in Euro Stoxx 50-Werte investiert, so dass die Aktienquote der börsennotierten Werte zum 30. September nun 6,2 % beträgt. Die Duration des Bondportfolios haben wir im September mit den sinkenden Renditen leicht auf 3,7 erhöht. Die Verluste aus dem Abgang von Kapitalanlagen in den ersten neun Monaten des Berichtsjahres betrugen 72,5 Mio. EUR (88,3 Mio. EUR) und konnten durch die realisierten Gewinne in Höhe von 149,0 Mio. EUR (110,8 Mio. EUR) mehr als kompensiert werden.

Auch im dritten Quartal waren im laufenden Geschäftsjahr hohe Depotzinserträge und gestiegene Kapitalanlagevolumina der Grund für die gute Entwicklung der ordentlichen Kapitalanlageerträge, welche trotz eines niedrigeren Wertpapierzinsniveaus um 6,1 % auf 771,8 Mio. EUR (727,8 Mio. EUR) stiegen. Mit dem um 24,9 % angewachsenen Netto-Kapitalanlageergebnis von 716,8 Mio. EUR zum 30. September (574,1 Mio. EUR) sind wir daher sehr zufrieden und liegen voll im Jahresplan.

Ausblick

Die Hannover Rück hat sich auch 2003 in einem insgesamt positiven Marktumfeld bislang sehr gut entwickelt, und wir erwarten, dass sich dieser Trend auch im vierten Quartal fortsetzt.

Unser größtes Geschäftsfeld, die *Schaden-Rückversicherung*, ist nach wie vor äußerst profitabel. Die positive Entwicklung der ersten drei Quartale sollte sich fortsetzen, sofern im vierten Quartal keine außergewöhnliche Großschadensituation eintritt. Wir erwarten daher für das Gesamtjahr 2003 eine kombinierte Schaden-/Kostenquote von unter 100 %, und dies trotz der Belastungen, die der höhere Anteil des Haftpflichtgeschäfts mit sich bringt. Erste Indizien zur Erneuerungsrunde 2003/04 sprechen dafür, dass die Raten und Konditionen auch 2004 in fast allen Teilen der Schaden-Rückversicherung adäquat und profitabel sein werden. Darüber hinaus prognostizieren wir weiterhin steigende Preise beispielsweise für das US-Haftpflichtgeschäft, ein Bereich, in dem wir unsere Zeichnungen weiter erhöhen.

Die gebuchte Bruttoprämie wird zum Jahresende – wie sich im Quartalsverlauf bereits gezeigt hat – auf Grund von Währungseinflüssen und unserer strategischen Neuausrichtung deutlich unter dem Niveau des letzten Jahres liegen. Der Rückgang in der Nettoprämie wird auf Grund unseres erhöhten Selbstbehalts weniger stark ausfallen. Wir sehen ausgezeichnete Chancen, das Jahr 2003 mit einem sehr guten Ergebnisbeitrag in der Schaden-Rückversicherung abzuschließen, der deutlich über dem Niveau des Vorjahres liegen sollte.

In der *Personen-Rückversicherung* erwarten wir eine – auf Grund der anhaltenden Stärke unserer Bilanzwährung – gegenüber dem Vorjahr weitgehend unveränderte Bruttoprämie, beim operativen Ergebnis und Jahresüberschuss jedoch einen Anstieg über das Niveau von 2002 hinaus. Das vierte Quartal sollte hierzu einen erfreulichen Beitrag leisten. Auch für 2004 zeigen sich die Marktkonditionen auf den internationalen Lebensrückversicherungsmärkten für uns in einer positiven Perspektive, so dass wir trotz moderater Prämienentwicklung dennoch mit zweistelligen Wachstumsraten in EBIT und Jahresüberschuss rechnen.

Für die *Finanz-Rückversicherung* erwarten wir zum Jahresende ein ähnliches Bild, wie es sich bereits zum 30. September abgezeichnet hat: ein deutlich zweistelliges Wachstum der Bruttoprämie und einen deutlich höheren Ergebnisbeitrag im Vergleich zum Vorjahr.

Im *Programmgeschäft* haben sich unsere organisatorischen Veränderungen – insbesondere bei Clarendon – in der Praxis bewährt. Die Ergebnisse des Zeichnungsjahres 2003 sind erfreulich und liegen voll im Plan. Unser Selbstbehalt wird auch zum Jahresende hoch bleiben, und wir erwarten bei einer im Jahresvergleich unveränderten Bruttoprämie einen Jahresüberschuss mindestens in Höhe des Vorjahreswertes.

Die Entwicklung unserer *Kapitalanlagen* wird in diesem Jahr von zwei gegenläufigen Trends dominiert: hohe Kapitalanlagebestände durch gute versicherungstechnische Cash flows einerseits und niedrige Renditen auf den Kapitalmärkten andererseits. Wir erwarten, dass sich diese Effekte in etwa aufwiegen werden und daher das laufende Kapitalanlageergebnis in etwa auf Vorjahresniveau liegen wird. Es hat sich als richtig erwiesen, dass wir die erforderlichen Abschreibungen auf unsere – im Vergleich nur geringen – Aktienbestände im Gesamtjahr 2002 und im ersten Quartal 2003 konsequent vorgenommen haben. Unter der Prämisse, dass es an den internationalen Kapitalmärkten zu keinen erneuten signifikanten Kurseinbrüchen kommt, rechnen wir mit einem ausgeglichenen außerordentlichen Ergebnis zum Jahresende. Folglich sollte unser Netto-Kapitalanlageergebnis für das Gesamtjahr nicht unerheblich über dem Vorjahresergebnis liegen.

Konzernausblick

Angesichts der Entwicklung der ersten neun Monate und der beschriebenen Erwartungen heben wir unsere Gewinnprognose für das Geschäftsjahr 2003 auf rund 350 Mio. EUR (rund 3,20 EUR je Aktie) an, vorausgesetzt, dass es zu keinen unvorhergesehenen negativen Entwicklungen größeren Ausmaßes an den Kapitalmärkten und auch zu keiner Großschadenhäufung deutlich über dem langjährigen Durchschnitt kommt. Dies wäre das beste Ergebnis in der Geschichte der Gesellschaft. Das Bruttoprämienvolumen wird sich dabei vermutlich etwas unter dem Vorjahresniveau bewegen.

QUARTALSABSCHLUSS
des Hannover Rück-Konzerns

KONZERNBILANZ
zum 30. September 2003

Aktiva in TEUR	30.9.2003	31.12.2002
Festverzinsliche Wertpapiere – Dauerbestand	340 358	356 333
Festverzinsliche Wertpapiere – dispositiver Bestand	10 905 168	9 140 755
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	879 288	717 745
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	22 420	5 493
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	250 660	265 858
Sonstige Kapitalanlagen	637 956	676 563
Kurzfristige Anlagen	871 397	874 027
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	13 907 247	12 036 774
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	543 110	671 866
Kapitalanlagen	14 450 357	12 708 640
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	697 222	739 487
Anteil der Rückversicherer an der Deckungsrückstellung	295 258	489 784
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	5 379 357	6 179 896
Anteile der Rückversicherer an sonstigen Rückstellungen	26 180	41 902
Abgegrenzte Abschlusskosten	1 762 787	1 321 961
Abrechnungsforderungen	3 887 869	3 809 631
Depotforderungen	8 010 842	7 597 206
Geschäfts- und Firmenwert	215 649	233 883
Sonstige Vermögensgegenstände	280 561	280 893
Abgegrenzte Zinsen und Mieten	202 766	175 688
	35 208 848	33 578 971

Passiva in TEUR	30.9.2003	31.12.2002
Rückstellung für noch nicht abgewickelte Versicherungsfälle	19 870 257	18 836 651
Deckungsrückstellung	4 180 019	4 136 701
Rückstellung für Prämienüberträge	2 719 840	2 411 591
Rückstellungen für Gewinnanteile	136 445	143 120
Sonstige versicherungstechnische Rückstellungen	4 473	7 870
Abrechnungsverbindlichkeiten	1 821 475	1 936 514
Depotverbindlichkeiten	1 034 735	1 630 200
Depotverbindlichkeiten aus Finanzierungsgeschäften	338 881	184 884
Ausgleichsposten für Anteile der anderen Gesellschafter	411 147	400 426
Andere Verbindlichkeiten	584 509	480 540
Steuerverbindlichkeiten	177 915	110 311
Rückstellung für latente Steuern	790 284	742 078
Begebene Anleihen	691 207	698 792
Genussrechtskapital	117 597	119 831
Verbindlichkeiten	32 878 784	31 839 509
Eigenkapital		
Gezeichnetes Kapital	120 597	97 164
Nominalwert 120 597 Genehmigtes Kapital 25 067		
Kapitalrücklagen	764 199	374 451
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	140 345	43 127
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	-307 147	-100 276
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	-29 567	-54 295
Summe nicht ergebniswirksame Eigenkapitalanteile	-196 369	-111 444
Gewinnrücklagen		
Anfangsbestand	1 379 291	1 243 334
Überschuss	256 576	267 172
Gezahlte Dividende	-82 589	–
Sonstige Veränderungen	88 359	-131 215
	1 641 637	1 379 291
Eigenkapital	2 330 064	1 739 462
	35 208 848	33 578 971

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis 30. September 2003

in TEUR	1.7.–30.9.2003	1.1.–30.9.2003	1.1.–30.9.2002
Gebuchte Bruttoprämien	2 894 772	8 872 298	9 128 374
Gebuchte Rückversicherungsprämien	770 801	2 575 253	3 029 713
Veränderung der Bruttoprämienüberträge	135 030	-410 469	-839 899
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	11 099	22 382	73 791
Verdiente Nettoprämien	2 270 100	5 908 958	5 332 553
Ordentliche Kapitalanlageerträge	245 714	771 829	727 770
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	61 500	148 960	110 843
Realisierte Verluste aus dem Abgang von Kapitalanlagen	55 740	72 508	88 317
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	11 935	8 007	-17 603
Sonstige Kapitalanlageaufwendungen/Abschreibungen	32 879	139 533	158 566
Kapitalanlageergebnis	230 530	716 755	574 127
Sonstige versicherungstechnische Erträge	656	18 821	18 879
Erträge insgesamt	2 501 286	6 644 534	5 925 559
Aufwendungen für Versicherungsfälle	1 646 773	4 521 659	4 017 328
Veränderung der Deckungsrückstellung	109 666	316 726	216 772
Aufwendungen für Provisionen und Gewinnanteile	428 087	951 481	955 737
Sonstige Abschlusskosten	-4 062	1 564	6 870
Sonstige versicherungstechnische Aufwendungen	30 642	83 681	82 253
Aufwendungen für den Versicherungsbetrieb	42 016	168 342	167 832
Versicherungstechnische Aufwendungen für eigene Rechnung	2 253 122	6 043 453	5 446 792
Übriges Ergebnis	-35 244	-102 920	-126 603
Operatives Ergebnis (EBIT)	212 920	498 161	352 164
Zinsen auf Hybridkapital	13 382	40 308	45 248
Ergebnis vor Steuern	199 538	457 853	306 916
Steueraufwand	130 177	198 776	84 002
Anderen Gesellschaftern zustehendes Ergebnis	24 841	-2 501	-15 117
Überschuss	94 202	256 576	207 797

in TEUR	1.7.–30.9.2003	1.1.–30.9.2003	1.1.–30.9.2002
Nicht ergebniswirksame Veränderungen des Eigenkapitals			
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen	-42 282	97 218	45 178
Gewinn/Verlust aus Währungsumrechnungen	-42 452	-206 871	-28 073
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	19 716	24 728	-28 562
Gesamt	29 184	171 651	196 340

Ergebnis je Aktie			
Gewinn je Aktie in EUR	0,78	2,43	2,14

KAPITALFLUSSRECHNUNG
zum 30. September 2003

in TEUR	1.1.–30.9.2003	1.1.–30.9.2002
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Konzernergebnis nach Steuern	256 576	207 797
Abschreibungen/Zuschreibungen	115 429	139 984
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-76 452	-22 526
Amortisationen	3 271	-9 067
Auf Minderheiten entfallendes Ergebnis	2 501	15 117
Veränderungen der Depotforderungen/-verbindlichkeiten	-700 182	-603 760
Veränderung der Rückstellungen für Prämienüberträge	345 479	672 111
Veränderung der Steuerforderungen/-verbindlichkeiten	157 146	49 023
Veränderung der Deckungsrückstellungen	436 978	-25 462
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	1 652 835	1 502 017
Veränderung der abgegrenzten Abschlusskosten	-329 803	-125 292
Veränderung der übrigen versicherungstechnischen Rückstellungen	5 621	32 696
Veränderung der Abrechnungssalden	-323 095	-533 148
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	78 223	-68 352
Kapitalfluss aus laufender Geschäftstätigkeit	1 624 527	1 231 138
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	30 678	3 317
Käufe	-15 000	-122 969
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	3 743 411	2 685 114
Käufe	-5 790 625	-3 505 751
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	138 316	306 546
Zukäufe	-376 764	-213 233
Andere Kapitalanlagen		
Verkäufe	80 530	101 773
Zukäufe	-73 364	-173 580
Verbundene Unternehmen und Beteiligungen		
Verkäufe	2 825	17 733
Neuerwerb	-7 457	-15 866
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	820	–
Neuerwerb	-524	-1 701
Kurzfristige Kapitalanlagen		
Veränderung	174 012	-437 670
Übrige Veränderungen	-20 799	-58 893
Kapitalfluss aus Investitionstätigkeit	-2 113 941	-1 415 180

in TEUR	1.1.–30.9.2003	1.1.–30.9.2002
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	219 590	–
Finanzmittelzufluss aus Sachkapitaleinlage	11 402	–
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	153 852	-75 448
Gezahlte Dividende	-82 589	–
Veränderung der begebenen Anleihen	30 086	–
Andere Veränderungen	-4 338	–
Kapitalfluss aus Finanzierungstätigkeit	328 003	-75 448
IV. Währungskursdifferenzen	32 655	46 562
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-128 756	-212 928
Flüssige Mittel am Anfang der Periode	671 866	830 659
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-128 756	-212 928
Flüssige Mittel am Ende der Periode	543 110	617 731
Ertragsteuern	-31 222	-21 388
Zinszahlungen	-77 014	-92 678

SEGMENTBERICHTERSTATTUNG
zum 30. September 2003

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 30. September 2003 und zum 31. Dezember 2002 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	*Schaden-Rückversicherung*		*Personen-Rückversicherung*	
	30.9.2003	*31.12.2002*	*30.9.2003*	*31.12.2002*
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	238 774	94 365	1 508	1 523
Abgegrenzte Abschlusskosten (netto)	211 694	250 988	1 394 354	963 961
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	295 258	489 784
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	2 601 185	3 073 835	99 956	112 513
Depotforderungen	200 796	252 479	3 304 853	3 329 560
Gesamt	3 252 449	3 671 667	5 095 929	4 897 341
Passiva				
Schadenrückstellungen	8 981 064	8 954 985	988 084	934 142
Deckungsrückstellung	–	–	4 180 019	4 136 701
Rückstellung für Prämienüberträge	1 278 792	1 124 308	17 653	21 522
Übrige versicherungstechnische Rückstellungen	95 633	110 872	28 324	20 437
Depotverbindlichkeiten	624 654	986 831	204 933	343 819
Gesamt	10 980 143	11 176 996	5 419 013	5 456 621

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
30.9.2003	31.12.2002	30.9.2003	31.12.2002	30.9.2003	31.12.2002
15 420	86	441 520	643 513	697 222	739 487
47 952	25 604	108 787	81 408	1 762 787	1 321 961
–	–	–	–	295 258	489 784
473 162	632 218	2 231 234	2 403 232	5 405 537	6 221 798
4 504 580	4 012 475	613	2 692	8 010 842	7 597 206
5 041 114	4 670 383	2 782 154	3 130 845	16 171 646	16 370 236
6 512 154	5 544 198	3 388 955	3 403 326	19 870 257	18 836 651
–	–	–	–	4 180 019	4 136 701
335 448	103 913	1 087 947	1 161 848	2 719 840	2 411 591
16 273	19 681	688	–	140 918	150 990
18 838	24 164	186 310	275 386	1 034 735	1 630 200
6 882 713	5 691 956	4 663 900	4 840 560	27 945 769	27 166 133

SEGMENTBERICHTERSTATTUNG
zum 30. September 2003

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	1.1.–30.9.2003	1.1.–30.9.2002	1.1.–30.9.2003	1.1.–30.9.2002
Gebuchte Bruttoprämien	4 041 605	4 782 744	1 669 355	1 614 311
Verdiente Prämien für eigene Rechnung	2 638 679	2 867 216	1 390 676	1 369 943
Aufwendungen für Versicherungsfälle für eigene Rechnung	2 031 737	2 076 782	856 711	866 255
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-316 726	-216 772
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungstechnische Ergebnis für eigene Rechnung	456 164	577 508	273 345	361 830
Kapitalanlageergebnis	305 351	189 989	152 083	145 073
Aufwendungen für den Versicherungsbetrieb	76 978	73 433	36 100	28 226
Übriges Ergebnis	-75 127	-91 599	-10 993	-15 876
Operatives Ergebnis (EBIT)	304 024	237 883	48 884	26 057
Zinsen auf Hybridkapital	26 879	34 503	4 985	4 182
Ergebnis vor Steuern	277 145	203 380	43 899	21 875
Steueraufwand	140 803	60 241	21 315	3 776
Anderen Gesellschaftern zustehendes Ergebnis	1 032	-8 675	-467	-246
Überschuss	137 374	134 464	22 117	17 853

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
1.1.–30.9.2003	1.1.–30.9.2002	1.1.–30.9.2003	1.1.–30.9.2002	1.1.–30.9.2003	1.1.–30.9.2002
1 223 359	732 566	1 937 979	1 998 753	8 872 298	9 128 374
1 089 654	516 468	789 949	578 926	5 908 958	5 332 553
1 013 325	622 164	619 886	452 127	4 521 659	4 017 328
–	–	–	–	-316 726	-216 772
200 215	64 784	88 181	21 859	1 017 905	1 025 981
222 712	211 455	36 609	27 610	716 755	574 127
2 453	2 592	52 811	63 581	168 342	167 832
-6 028	1 540	-10 772	-20 668	-102 920	-126 603
90 345	39 923	54 908	48 301	498 161	352 164
3 002	1 577	5 442	4 986	40 308	45 248
87 343	38 346	49 466	43 315	457 853	306 916
27 189	5 491	9 469	14 494	198 776	84 002
-3 066	-2 859	–	-3 337	-2 501	-15 117
57 088	29 996	39 997	25 484	256 576	207 797

ERLÄUTERUNGEN

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG (Hannover Rück) gehört zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G (HDI) gehört. Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Mit Wirkung vom 19. Juli 2002 wurde das HGB geändert. Demnach entfällt gemäß § 291 Abs. 3 Nr. 1 HGB für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

Alle vom Financial Accounting Standards Board (FASB) bis zum 30. September 2003 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2003 bindend sind, haben wir in dem Konzernabschluss berücksichtigt.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und anderen Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. September 2003 aufgestellt. Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2002.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Die HDI Reinsurance (Ireland) Ltd. ist mit Wirkung vom 1. Juli 2003 erstmalig konsolidiert worden. Die Anteile an der Gesellschaft sind mit Einbringungsvertrag vom 30. Juni 2003 im Rahmen einer Kapitalerhöhung gegen Sacheinlage von der Talanx AG in die Hannover Rück eingebracht worden (vgl. Kapitel 4.3 „Eigenkapitalentwicklung und Fremdanteile").

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des SFAS 141. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß SFAS 141 getrennt von

einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Bei Transaktionen zwischen Gesellschaften unter gemeinsamer Beherrschung werden die Vermögensgegenstände und Schulden der konsolidierten Gesellschaft bei der Muttergesellschaft zu Buchwerten übernommen, ein Bestandswert oder Goodwill wird nicht bilanziert. Geringfügige und „negative Goodwills" wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Ergebnis abgesetzt und beträgt zum 30. September 2003 2.501 TEUR (15.117 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 „Accounting for Certain Investments in Debt and Equity Securities". Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands und des dispositiven Bestands zu den Stichtagen 30. September 2003 und 31. Dezember 2002

in TEUR	*30.9.2003* Fortgeführte Anschaffungskosten	*30.9.2003* Marktwert	*31.12.2002* Fortgeführte Anschaffungskosten	*31.12.2002* Marktwert
Dauerbestand				
innerhalb eines Jahres	45 956	47 243	30 608	31 382
zwischen einem und fünf Jahren	127 643	138 308	173 937	187 824
zwischen fünf und zehn Jahren	145 000	156 037	130 000	138 330
nach mehr als zehn Jahren	21 759	23 520	21 788	24 057
Gesamt	340 358	365 108	356 333	381 593
Dispositiver Bestand				
innerhalb eines Jahres	1 049 503	1 056 890	1 279 481	1 289 054
zwischen einem und fünf Jahren	5 838 444	5 959 349	4 380 831	4 515 430
zwischen fünf und zehn Jahren	2 361 225	2 447 936	2 059 290	2 142 071
nach mehr als zehn Jahren	1 407 073	1 440 993	1 161 819	1 194 200
Gesamt	10 656 245	10 905 168	8 881 421	9 140 755

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

30.9.2003 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	222 483	15 311	376	237 418
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	87 875	7 802	–	95 677
Andere Wertpapiere	30 000	2 080	67	32 013
Gesamt	340 358	25 193	443	365 108

31.12.2002 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	238 466	16 413	–	254 879
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	87 867	7 560	–	95 427
Andere Wertpapiere	30 000	1 601	314	31 287
Gesamt	356 333	25 574	314	381 593

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

30.9.2003 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	2 039 137	36 633	2 417	2 073 353
Schuldtitel der US-Regierung	1 724 850	25 412	5 450	1 744 812
Schuldtitel anderer ausländischer Staaten	637 514	15 057	1 288	651 283
Schuldtitel von Unternehmen	4 190 343	141 519	25 509	4 306 353
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 105 239	36 910	8 200	1 133 949
Aus Investmentfonds	548 525	18 957	538	566 944
Andere Wertpapiere	410 637	18 681	844	428 474
	10 656 245	293 169	44 246	10 905 168
Dividendentitel				
Aktien	255 429	14 995	26 044	244 380
Aus Investmentfonds	644 627	14 146	25 420	633 353
Andere Dividendentitel	1 165	390	–	1 555
	901 221	29 531	51 464	879 288
Kurzfristige Anlagen	871 397	–	–	871 397
Gesamt	12 428 863	322 700	95 710	12 655 853
Handelsbestand				
Dividendentitel				
Derivate	19 836	2 584	–	22 420
Gesamt	19 836	2 584	–	22 420

31.12.2002 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 547 751	50 090	–	1 597 841
Schuldtitel der US-Regierung	1 339 647	44 464	–	1 384 111
Schuldtitel anderer ausländischer Staaten	451 613	13 883	1 310	464 186
Schuldtitel von Unternehmen	3 525 911	143 321	43 255	3 625 977
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 032 697	28 426	14 514	1 046 609
Aus Investmentfonds	521 285	22 929	380	543 834
Andere Wertpapiere	462 517	17 448	1 768	478 197
	8 881 421	320 561	61 227	9 140 755
Dividendentitel				
Aktien	190 614	5 536	33 450	162 700
Aus Investmentfonds	667 257	–	113 297	553 960
Andere Dividendentitel	1 165	–	80	1 085
	859 036	5 536	146 827	717 745
Kurzfristige Anlagen	874 027	–	–	874 027
Gesamt	10 614 484	326 097	208 054	10 732 527
Handelsbestand				
Dividendentitel				
Derivate	–	5 493	–	5 493
Gesamt	–	5 493	–	5 493

Ergebnis der Kapitalanlagen

in TEUR	30.9.2003	30.9.2002
Erträge aus Grundstücken	19 166	25 627
Dividenden	17 230	52 290
Laufende Kapitalanlageerträge	363 669	354 317
Sonstige Kapitalanlageerträge	371 764	295 536
Ordentliche Kapitalanlageerträge	771 829	727 770
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	148 960	110 843
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	72 508	88 317
Unrealisierte Gewinne und Verluste	8 007	-17 603
Abschreibungen auf Grundstücke	5 074	6 066
Abschreibungen auf Dividendentitel	56 433	88 596
Abschreibungen auf festverzinsliche Wertpapiere	29 826	23 122
Abschreibungen auf Beteiligungen	2 888	8 285
Sonstige Kapitalanlageaufwendungen	45 312	32 497
Kapitalanlageergebnis	716 755	574 127

In den sonstigen Kapitalanlageerträgen sind Depotzinsen in Höhe von 344,2 Mio. EUR (273,5 Mio. EUR) enthalten.

4.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.989 (31. Dezember 2002: 1.900) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 775 Personen im Inland tätig. Die Veränderung der Mitarbeiterzahlen im 3. Quartal 2003 basiert auch auf der Ausgliederung von 27 Mitarbeitern in die neu gegründete Gesellschaft Protection Re, die Teil der Talanx ist. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 „Reporting of Comprehensive Income" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Kapitalerhöhung

Mit Wirkung vom 12. Juni 2003 hat die Hannover Rück eine Barkapitalerhöhung in Höhe von 10 % des Grundkapitals durch Ausgabe von 9.716.392 neuen, auf den Namen lautenden Stückaktien mit einem Anteil am Grundkapital von 1,00 EUR je Aktie durchgeführt. Die neuen Aktien sind ab 1. Januar 2003 gewinnberechtigt. Daraus resultierte für die Hannover Rück basierend auf dem Platzierungspreis je Aktie von 22,60 EUR ein Mittelzufluss in Höhe von 219,6 Mio. EUR.

Im Rahmen einer Kapitalerhöhung gegen Sacheinlage hat die Hannover Rück ihr Grundkapital durch Ausgabe von 13.716.814 neuen, auf den Namen lautenden Stückaktien mit einem Anteil am Grundkapital von 1,00 EUR je Aktie auf 120.597.134 EUR erhöht. Die neuen Aktien wurden von der Talanx AG gezeichnet und sind ab dem 1. Januar 2003 gewinnberechtigt. Die Talanx hat mit wirtschaftlicher Wirkung vom 1. Juli 2003 ihre Gesellschaftsanteile an der HDI Reinsurance (Ireland) Ltd. als Sacheinlage in die Hannover Rück eingebracht. Die Sachkapitalerhöhung wurde gemäß SFAS 141.11 in Verbindung mit SFAS 141.D11d und D12 („transactions between entities under common control") bewertet. Im Unterschied zu der „Purchase Accounting"-Methode wurde hierbei nicht der Kaufpreis der Gesellschaftsanteile angesetzt, sondern vielmehr wurden die Vermögensgegenstände und Schulden der HDI Reinsurance (Ireland) Ltd. zu Buchwerten übernommen. Daraus resultiert im Konzernabschluss eine Erhöhung des Eigenkapitals in Höhe von 193,6 Mio. EUR. Der Wert des mit langfristigen Garantien verbundenen Versicherungsbestandes, der sich auf 116,4 Mio. EUR beläuft, wurde entsprechend den Regelungen des SFAS 151 Appendix D nicht aktiviert, sondern unmittelbar mit den Kapitalrücklagen verrechnet. Somit entsteht aus dieser Transaktion in den Folgeperioden kein Abschreibungsaufwand aus der Amortisation dieses Bestandes.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Durch die Einbringung der HDI Reinsurance (Ireland) Ltd. in die Hannover Rück werden bei der Hannover Re Advanced Solutions Ltd. keine direkten Fremdanteile mehr ausgewiesen. Die Anteile an der Hannover Re Advanced Solutions Ltd. werden zu gleichen Teilen von der Hannover Reinsurance (Ireland) Ltd., der E+S Reinsurance (Ireland) Ltd. und der HDI Reinsurance (Ireland) Ltd. gehalten.

Befristet bis zum 13. November 2007 besteht ein bedingtes, genehmigtes Kapital bis zu 25,1 Mio. EUR. Es dient der Gewährung von Wandel- und Optionsanleihen und der Ausgabe von Belegschaftsaktien in Höhe von 1,0 Mio. EUR.

Entwicklung des Konzern-Eigenkapitals

30.9.2003 in TEUR	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Verände-rung der laufen-den Periode abzgl. laten-ter Steuern	Verände-rung der Gewinn-rücklagen	Transfer *	Konzern-Eigen-kapital	Minder-heits-anteile	Konzern-Eigenkapital inkl. Minder-heitsanteile
Gezeichnetes Kapital	97 164	23 433	–	–	–	120 597		
Kapitalrücklage	374 451	389 748**	–	–	–	764 199		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-111 444	–	3 434	–	-88 359	-196 369		
Gewinnrücklagen	1 379 291	–	–	–	–	1 379 291		
Überschuss	–	–	–	256 576	–	256 576		
Gezahlte Dividende	–	–	–	-82 589	–	-82 589		
Sonstige Veränderungen	–	–	–	–	88 359	88 359		
Gesamt	1 739 462	413 181	3 434	173 987	–	2 330 064	411 147	2 741 211

30.9.2002 in TEUR	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Verände-rung der laufenden Periode abzgl. latenter Steuern	Verände-rung der Gewinn-rücklagen	Konzern-Eigen-kapital	Minder-heits-anteile	Konzern-Eigenkapital inkl. Minder-heitsanteile
Gezeichnetes Kapital	82 799	14 365	–	–	97 164		
Kapitalrücklage	388 816	-14 365	–	–	374 451		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-42 921	–	-11 457	–	-54 378		
Gewinnrücklagen	1 243 334	–	–	–	1 243 334		
Überschuss	–	–	–	207 797	207 797		
Sonstige Veränderungen	–	–	–	-81 277	-81 277		
Gesamt	1 672 028	–	-11 457	126 520	1 787 091	298 740	2 085 831

* *Die bisher in den Gewinnrücklagen ausgewiesenen kumulierten Währungskurseffekte aus den Vorjahren in Höhe von 88,4 Mio. EUR werden künftig in den nicht ergebniswirksamen Eigenkapitalanteilen gezeigt. Hierbei handelt es sich im Wesentlichen um Währungskurseffekte aus der Umrechnung ausländischer Abschlüsse in Euro.*

** *Der Wert des mit langfristigen Garantien verbundenen Versicherungsbestandes in Höhe von 116.409 TEUR wurde offen von der Kapitalrücklage abgesetzt.*

4.4 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von 24,7 Mio. EUR resultieren im Wesentlichen aus der Anwendung von SFAS 133 „Accounting for Derivative Instruments and Hedging Activities". Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

4.5 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 24. Mai 2002 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2003 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 30. September 2003 nicht im Besitz eigener Aktien.

5. Übrige Erläuterungen

5.1 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert.

Eine von der Hannover Finance (Luxembourg) S.A. im Geschäftsjahr 2001 emittierte nachrangige Schuldverschreibung mit einem Volumen von 350 Mio. EUR ist von der Hannover Rück durch eine Garantie abgesichert worden.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.660,8 Mio. EUR (31. Dezember 2002: 1.491,9 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Stichtag auf 3.125,7 Mio. EUR (31. Dezember 2002: 3.754,5 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 68,3 Mio. EUR seitens der E+S Rückversicherungs-AG sowie in Höhe von 127,9 Mio. EUR bei der Hannover Rück. Dabei handelt es sich im Wesentlichen um Private Equity Funds und Venture Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen, die zum Bilanzstichtag auf 22,3 Mio. EUR geschätzt wurden.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com